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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                         THERMALTEC INTERNATIONAL, CORP.
                 (Name of small business issuer in its charter)

       Delaware                                           11-7255619
(State or jurisdiction of                   (I.R.S. Employer Identification No.)
incorporation or organization)

68A Lamar Street, W. Babylon, New York                     11704
(Address of principal executive offices)                 (Zip Code)


Issuer's  telephone  number,  (631)  643 - 2285

Securities to be registered under Section 12(b) of the Act:


-----------------------------------     --------------------------------

-----------------------------------     --------------------------------

Securities to be registered under 12(g) of the Act:


          Title of each class                   Name of each exchange on which
          to be so registered                   each class is to be registered

Common Shares par value $.OO1                            OTC:BB
------------------------------------------------------------------------------
                             (Title of Class)



------------------------------------------------------------------------------
                             (Title of Class)






POTENTIAL PER5ONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID 0MB CONTROL NUMBER.



                                                    Total Number of Pages ______
                                                       Exhibit List - Page _____

                         THERMALTEC INTERNATIONAL, CORP.

                                TABLE OF CONTENTS

Description of Business......................................................3

Management Discussion & Analysis or Plan of Operation.......................13

Principal Shareholders......................................................18

Management..................................................................19

Certain Transactions........................................................20

Description of Securities...................................................21

Dividend Policy.............................................................22

Stock Transfer Agent........................................................23

Legal Matters...............................................................23

Index to Financial Statements..............................................F-1

                             DESCRIPTION OF BUSINESS

General


     Thermaltec International was incorporated in November, 1994 under the laws of the State of Delaware. It is engaged in the thermal spray coating industry and its primary business objective to establish and support thermal spray coating shops throughout Latin America. The company is filing this Form 10-SB to be relisted on the OTC:BB. The company was delisted on April 19, 2000 for failure to file a timely Form 10-SB. The inability to timely file was the result of the company's prior merger activity where it was engaged in an S4 Registration which precluded a Form 10-SB filing. That prior merger was unsuccessful and ended on December 15, 1999.


     Thermal spraying is a technology used by Thermaltec International to coat a substrate (surface) with various materials such as metals, alloys, carbides, ceramics, and some plastics. The coating material utilized depends upon the requirements of each specific application.

     The coatings utilized by Thermaltec International are produced from materials in the form of either wire or powder. The material is melted in a flame or heat source, and projected onto a substrate by a mixture of air flammable gases to form the coating. The air, flammable gases and coating are brought together in a flame in the nozzle of the gun where the coating is melted and sprayed forward onto the surface to be coated. The gases and molten coating are cooled by the surface and the coating adheres to the surface.

     Thermal spray coating technology can be utilized in any situation in which metal surfaces are worn from use or exposed to erosion or corrosion. A few of the most common applications include the rebuilding of mechanical parts, the protection of pipes (inside and outside) from corrosion, and the repair of crankshafts, turbine blades and pumps.

     Thermal spraying is a generic term used to describe a number of different technologies. Each sub-technology shares a common element in that molten or semi-molten metal particles are propelled onto a substrate where they adhere to form a coating. Each sub-technology involves trade-offs among coating quality, deposition rates, and cost. Each of the thermal spray technologies is discussed in greater detail below. Thermal spray technology is a subset of materials science and surface coating engineering. Using thermal spray, technicians can apply a thick or thin metal or ceramic coating on top of a metal substrate. The coating is bonded strongly to the substrate, because the process projects molten particles onto the targeted surface at high - sometimes hypersonic - velocities. The coatings are thus applied with a combination of thermal and kinetic energies.

     Since it is usually only the exposed surface of parts that are subjected to stresses such as wear, erosion, or corrosion, it is possible using this technology to economically protect such surfaces. The required protection can be provided with thin coatings, using relatively little material. As a result, high performance coatings and even exotic materials can be utilized at limited cost.


     The process is technically accepted in the technologically advanced societies such as Western Europe, and Japan based on Mr. Mazzone's experience in the industry in terms of knowing the volume of sales in each of these areas. $400 to $500 million in contract shop sales in North America, $600-$700 million in Europe and $150-$200 million in Japan. These sales have been repeated for over 30 years and have increased at a compound growth rate of approximately 6% per year during that time. The company considers this proof of the viability of the technology in those areas also the American Welding Society (AWS) publishes specifications for this industry plus sponsors trade shows for the thermal spray industry.


     On the other hand, estimated sales in all Central America would be $1,200,000 and in South America proper the sales would be estimated at $45,000,000. Again, this is based upon Mr. Mazzone's access to industry studies such as the Gorham Report, a publication issued about the thermal spray industry published every four years.

Company Specific

     We develop our business primarily by training a sales force of mechanical or metallurgical engineers, and have them call on leading industrial companies in the countries where its thermal spray shops are located. At the present time, Costa Rica is the company's main prototype installation, New York is a smaller prototype. In Costa Rica, Thermaltec International does business with over 300 customers. A typical method of operation would have an engineer call on a customer who uses industrial machinery. Industrial equipment is subject to wear. Thermaltec International's engineers would assess the wear problem, and recommend a thermal spray solution. If needed, the worn part would be taken out of service, and shipped to the thermal spray shop. A coating designed to solve the problem would be applied, and then the part would be ground or machined to original specification and returned to the customer. Often a 24 hour turnaround can be achieved. We maintain a full complement of coating devices, and metal working finishing equipment.

The use of this service is valuable to third world industries because: (1) the repair is generally cheaper than the cost of a new part, and the turnaround of the refurbished part is much quicker than reordering a new one. (2) Downtime of the customers' equipment is minimized. (3) The inventory of customers' spare replacement parts can be minimized by the accessibility to the thermal spray process. Pricing usually targets at 40% to 50% the cost of buying a new part. Prices above and below that target are influenced by need for quick turnaround.


     The company operates in two locations. The New York location has a full complement of spray equipment, but very little machining and finishing equipment. Thus a full demonstration in the New York location of the complete thermal spray process is not as effective as in Costa Rica. In Costa Rica, a true prototype demonstrating all facets of the process from spraying and machine finishing is in place. Also, there are more trained personnel from sales, engineering and administrative all of whom are Costa Rican citizens. This, the Costa Rican "Prototype" is a good analog of what to expect in all phases of thermal spraying than in the New York location.


     It is our intent to continue to build its Costa Rican location into the largest shop of its kind in Central America. We estimate that we will attain our goal within this year. It is anticipated that the Costa Rican operation will be profitable when it reaches a steady state sales figure of $250,000 U.S.


     The assertion that we will be the largest coating shop of its kind in Central America is already true in the physical sense. Our salesmen and distributors have not located any shop in Central America with more thermal spray equipment plus the optimum amount of finishing equipment to balance the amount of coating equipment in order to have balanced physical production; than the company has in Costa Rica. We cannot verify the sales or profitability of other shops. But we conjecture that those smaller shops that are over 10 years old may have larger sales with less equipment and may have larger profits. This could happen if they have significant repeat business in certain areas such as printing and paper rolls. The company does not have significant repeat business in these areas at this time. Our time table of 12 months is counted from the date of filing the Form 10-SB.

Planned Merger:

     On the following dates, the company entered into nonbonding Letters of Intent with the following companies to explore the possibility of acquisitions:

Edge Management, Inc. - 1/29/00
High Velocity Technology - 2/3/00
Viaplex Communications, Inc. - 2/4/00
                                                                          Page 5

     As of the present time, the company has ended negotiations with Edge Management and announced termination of any proposed business combination. We did so on the belief that the financial problems at Edge Management were too large for Thermaltec to manage. The company has also decided after due diligence not to acquire Viaplex Communications, but will engage Viaplex to do Internet programming for the company. The company did acquire High Velocity Technology, Inc. on May 19, 2000.

     High Velocity is a manufacturer of thermal spray equipment and a distributor of thermal spray supplies. As such, it is part of the thermal spray business that supplies coating service shops such as the one in Costa Rica. The company believes that its location in Costa Rica can serve as a launching pad for promoting equipment and supplies in addition to promoting its concept of thermal spray shops. In effect, the company can sell a prospective thermal spray shop owner high velocity equipment and supplies along with its own coating service expertise. The company now has more tools to promote its overseas shop concept as previously described.

     In addition, the company hopes to promote the high velocity equipment technology to companies in the United States and Europe as a separate profit center.

     On December 11, 1998 -Thermaltec International, Corp. announced that it had entered into a Letter of Intent with Solar Communications Group, Inc. (SCG) of Millville, NJ for the merger of Solar Communications into TTI. The specific details of the merger and its timing were released by SCG on Monday, Dec. 14. It had been anticipated that, at the effective time of the merger, the shareholders of Solar Communications would receive 67,500,000 shares of the common stock of TTI representing approximately 96% of the outstanding shares of TTI common stock.

     Solar Communications and Camanco are the same entity. The confusion arose because during the preceeding (S-4) filing, Solar was notified by an outside company that its name violated a Trade Mark. Solar was then forced to change its name. Camanco was a corporation owned by the principal in Solar, James Rossi, who opted to use Camanco.

Prior to the merger, TTI would take all necessary steps to transfer all of its assets, ongoing business activities and liabilities to Panama Industries, Ltd. A wholly owned subsidiary of TTI except for a minimal amount of cash and certain net operating loss tax carry forwards. After the merger, TTI would conduct the business formerly conducted by SCG, in the name of panama Industries, Ltd. The stockholders of TTI (as of the date of May 28, 1999) would receive one share of Panama Industries, Ltd. in addition to each share held in TTI.

     Consummation of the merger would have been subject to a number of conditions, including without limitation the completion of customary due diligence, the receipt of all necessary governmental, regulatory, shareholder and third party approvals, and the registration of the shares of TTI common stock pursuant to a registration statement filed under Form S-4 of the Securities Act of 1933, as amended, to be issued in conjunction with the merger and all appropriate state regulatory authorities.

     SCG, which is privately owned, was formed in 1996 to provide quality communications alternatives to the business community. TTI is a metallurgical engineering company specializing in the development of new solutions for the prevention of surface wear on industrial equipment.

     On December 13, 1999 TTI received notice from the Securities and Exchange Commission that it would be obligated to register the shares of its Panama Industries, Ltd. (Panama) spin off under the Securities Act of 1933. The Panama spin off would have resulted from the proposed merger of TTI and Camanco Communications, Inc. (formerly Solar Communications, Inc.). On December 9, 1999, TTI requested that Camanco grant it a 45 day extension from December 31, 1999 to February 15, 2000 to enable TTI to register the Panama shares.

     Although TTI could not be assured that the registration would be completed by February 15, 2000, since most of the information for Panama registration was available as part of the TTI/Camanco merger process, TTI felt that this was a reasonable expectation. TTI agrees that both parties put in a strong effort to complete this merger, for its part TTI wanted to continue and complete the merger process. As Camanco indicated in their press release of December 13, 1999, they exercised their right to terminate on December 31, 1999. TTI strongly regrets that Camanco did not grant the requested extension.

Specific Technologies of Thermal Spraying

Wire Flame Spraying

     Coating material in wire form is fed into an oxygen-fuel gas combustion flame, melted, and then atomized and projected by compressed air onto a prepared substrate (the object to be sprayed upon). This is the oldest of the thermal spray processes used in industry today. This process, because of the inherent nature of the gases used, achieves a relatively low velocity flame with a temperature maximum of 5500 (degrees) F. The process is simple to use and is employed heavily in industry for rebuilding lightly worn surfaces, anticorrosion and mild wear resistant application.

Powder Flame Spraying

     Coating material in powder form is fed into an oxygen-fuel combustion flame, melted, and projected by the gas stream onto a prepared substrate. The key difference between this and wire flame spraying is that the coating material is a powder; the powder form lends itself to a greater variety of formulations.

Electric Arc Spraying

     Coating material in wire form is electrically charged when two wires are brought together and an arc is struck between them. Compressed air atomizes the molten material and projects it onto a prepared substrate. This process allows for higher deposition rates, and higher quality coatings than traditional flame spraying.

Plasma Spraying

     Coating material in powder form is fed into a heat source created by using a high intensity electric arc, which disassociates and ionizes into a plasma gas, either of hydrogen or nitrogen. The plasma gas is used as a carrier to transfer the heat available in the arc to the particles of material being sprayed. The melted particles are projected at high velocity by the plasma gas stream onto a prepared substrate. The plasma process was developed in the late 1950's and was a technological development that allowed tremendous growth in the thermal coatings industry. Because of the high temperatures involved, virtually any material can be sprayed, and the high temperatures produce good coatings. Plasma spraying is currently utilized by industry and in particular, the aerospace industry where total sales are over $1,000,000,000 worldwide.

HVOF (High Velocity Oxygen/Fuel)-- HVAF (High Velocity Air/Kerosene)

     Coating material is fed into a mini rocket chamber and mixed with either air and kerosene (HVAF) or oxygen and propane (HVOF). A high velocity combustion flame, melts, and then projects the material onto a prepared substrate. This process was developed in the mid-1980's and is the latest development in thermal spray technology. The extremely high particle velocity (4000' per second) achieved in this process causes the particles to flatten upon impact with the substrate, resulting in high density, high bond strength coatings that are essentially stress free and of very low porosity.

     The Company uses all of these technologies in its operation.

Industries Using Thermal Sprayed Coatings

Industry                   Key Applications
--------                   ----------------

Chemical Processing        Solving corrosion problems in processing equipment.

Textiles                   Used on mill components such as guides and pins.

Medical/Dental             Titanium and hydroxyapatite coatings on medical and
                           dental implants to prolong life and reliability.

Iron and Steel making      Rolls, conveyors, thermal barriers.

Electronics                Dielectric coatings and coatings on recording heads
                           to improve quality and prolong life.

Agricultural               A wide variety of erosion and corrosion resistant
                           coatings for machine parts.

Aerospace                  Wear resistant and thermal barrier coatings for the
                           operating parts of turbojet engines.

Automotive                 Wear resistant coatings for cylinders and
                           transmission parts. Corrosion resistant coatings, oxygen sensor coatings to regulate fuel air flow.

Railroad                   Traction motors.

     There are over 4,000 different industrial applications for thermal coatings.

Some Other Industrial Uses Are Found In:

     The Petrochemical industries, pumps, paper and pulp manufacturing, power plants, electric motor repair, food handling, and diesel engines.

Plan of Expansion Overseas

     The company does not plan to expand its business until its Costa Rican facility is profitable. This is expected to take one year from todays date. It is the intention to staff and support Latin American expansion through Costa Rica. Engineers, accountants, and marketing support will come from Costa Rica. It is important that the Costa Rican operation be a model site in equipment, technology, and marketing, and administration in order to serve as a demonstration site to prospective customers. The company cannot guarantee that it will reach this state, because it may not raise adequate monies to fund the operation in the required way.


     The company is optimistic that its profitability target will be met somewhere within the next 12 months. The first reason was the appointing of a new general manager from the U.S. to overseas operations on a daily basis. Prior to this the company managed its Costa Rican operation at long distance and with an inability to provide strong management because of a lack of money, and distractions of a merger. All practices and personnel not consistent with profitability were terminated. The company has reduced the costs of running of the Costa Rican company to $12,000 per month. The company needs $15,000 per month of sales to breakeven. Last year the sales were over $15,000 per month, but the cost was $17,000 a month. After the reorganization this year, sales slowed to below the new cost level of $10,000, but orders are now picking up to a rate of $14,000 to $6,000 per month. We have every reason to expect, but could not prove at this time that orders will rise and level off to $20,000 per month before the next 12 months are completed.


     In the opinion of the company's management, there is a substantial need for thermal spray technology in developing countries. Such countries typically lack a developed industrial infrastructure, and due to economic considerations, equipment is used for relatively extended periods of time, and needs to be refurbished from time to time. South American, Asian, and other developing areas are best suited for the company's stand-alone thermal spray shop concept.

     When and if the company is in a positive cash position to expand its operation in Latin America, the preferred method of expansion will be to purchase a small but active machine or metal working shop in a key industrial city. The company will then have a base of established local customers to promote to when introducing thermal spraying. The company would deploy thermal spraying by means of a "Drop Ship" containerized system, allowing instant capability to thermal spray for new customers. The company would send personnel from its Costa Rican facility to assist the launching of the thermal spraying process at a new facility. The method of operation would be identical with that of the Costa Rican pilot plant from that point on. The estimate for the purchase of an existing shop, and adding a thermal spraying capability to it would be approximately $250,000 per location. There can be no assurance that the Costa Rican pilot plant would reach a status that would induce a prospective machine shop owner to sell to the company on favorable terms. There can be no assurance that the requisite financing for funding new locations will be available to the company, and if so, on terms that would allow the company to make a profit. The company does not intend to start these proposed shops from the ground up as it did in Costa Rica. It did so in Costa Rica to gain experience in all areas of the business in order to select the optimum method of expansion.

Competition:

     We may experience competition from a few different sources. First, the traditional manufacturers of thermal spray equipment and supplies i.e. Sulzer Metco, Westbury, NY, Eutectic Corporation, Flushing, NY, and Praxair Inc., Danbury, Connecticut, etc. Although primarily engaged in selling equipment and supplies, the users of the thermal spray processes may ultimately shift their strategy to become prime users also of the process.


     In further characterizing the competition in thermal spraying, the two largest original equipment manufacturers in the United States are Sulzer Metco and Praxair. Between them they control over 65% of the market share in the U.S. Their combined sales in the U.S. are estimated at over $160 million. The company even with its acquisition of High Velocity Technology will only obtain at best a $1.5 million estimated sales in the next 12 months or less than 1% of the market share. The contract shop business is estimated at $800,000,000 per year with over 200 companies competing in that market. The company would estimate that its revenues would not exceed $400,000 in sales in the next 12 months, or less than 1% of the contract shop market.

     In the Costa Rican market the competition for original equipment is Eutectic Corporation of Flushing, NY. It is expected that they will sell $50,000 worth of equipment and supplies in Costa Rica. The company does not intend to sell any original equipment in Costa Rica for reasons of not wanting to create new contract shop competitors. In the contract shop side of the business the company believes that combined competitive work does not exceed $100,000 per year. Therefore, we estimate that the company has about 60% of the current thermal spray business in Costa Rica.


     Economic trends have caused the manufacturers of equipment and supplies to lose profits to the contractors of the thermal spray process, who, in turn, use such equipment and supplies to apply a coatings service for their customers. Thermaltec International is a contractor. Competition also comes from alternative coating processes such as brazing and welding. The competitors cited are significantly larger than the company, in both money and technical resources. Therefore, as a defensive strategy the company operates in niche markets not currently attractive to larger competitors.

Customers


For the year ended September 30, 1999 one customer in the corrosion-protection field accounted for 39% of the Company's sales and 63% of its accounts receivable. During the nine months ended June 30, 2000 another customer, the New York State Energy Research and Development Authority (NYSERDA) accounted for 23% of Company sales and 26% of accounts receivable. In order that the Company may reduce reliance on a small number of customers, it has not actively pursued additional work in the large-ticket corrosion-protection field, instead placing its emphasis on broadening its customer base in the United States by acquiring High Velocity Technology. The addition of that firm to the Company's structure will significantly reduce reliance upon any small list of relatively large customers that the Company may have had in the past. The Company may perform additional work for NYSERDA in the future, but it intends to emphasize the expansion of the High Velocity Technology franchise as its first priority.


Intellectual Property


     We have not applied for any patents, trademarks or license as of this time. The Company is not engaged and has not engaged in Research and Development activities.


Suppliers to the Company:

     We anticipate obtaining most of its equipment and coating materials from several separate sources. The loss of any supplier will not have a long term adverse affect on our operations.

Employees:


     At present, we have 18 employees, of whom 16 are full-time. Andrew Mazzone, the Company's President, Secretary and Treasurer/Director, and the chairman of the company has an unwritten arrangement to conduct our affairs at minimal compensation for at least one more year.



Facilities:

     We presently maintain two locations as stated below. We have other area locations in mind for the future, but have not targeted any other specific location.

USA


     Our executive offices and shop are located at 68A Lamar Street, W. Babylon, NY 11704. Such space consists of 2,000 Sq. Ft. of which 300 Sq. Ft. are devoted to office and 1,700 Sq. Ft. are devoted to the spray shop. The company has just signed a one year lease. The term is July 1, 2000 to June 20, 2001. The monthly amount is $1,100.

San Jose, Costa Rica


     We maintain a wholly owned subsidiary, Thermaltec de Costa Rica, Pavas at 75 Oeste del Liceo, Antiqua Fab Rosago, Ultima bodega, San Jose, Costa Rica, Telephone 011-506-290-7591. The facility is 8,000 Sq. Ft. with 900 Sq. Ft. set aside for offices and 7,1000 Sq. Ft. is dedicated to spray and machine shop areas. The equipment is owned by the Company. The building and property is not owned, but rented. The lease expires in 2002. There is no renewal after 2002 built into the lease. The lease is for five years, which commenced in January 1997 with a monthly rent of $1,500. Cost of living increases are built into the lease agreement. The location has four large lathes, four medium lathes, three large grinders, three milling machines, four drilling machines and other miscellaneous machine tools, two blast containers, a three-station spray room, 15 thermal spray guns including wire, powder arc, HV, and plasma (previously described) and miscellaneous work handling equipment.


     The business is subject to minor seasonal variations in Costa Rica. Such variations are influenced by planting and harvesting sugar and coffee with resulting shut down and repair of equipment being cyclical in nature.

MANAGEMENT DISCUSSION OF ANALYSIS OF CONDITION OR PLAN OF OPERATIONS

     We have established as our goals the development of facilities for thermal spray coating, machine overhaul and other business enterprises in North America and Central America.


     The two business operations are the machine overhaul business of Thermaltec de Costa Rica, S.A. (TCR) and the operation at West Babylon, New York. TCR is the industry leader in thermal spray in Central America and is poised to expand into other related fields in the Central American market. It is fully operational and is staffed with metallurgists and machinists; they have developed a customer base of over 300 industrial firms. Market acceptance is excellent and continues to improve. In Central America, there are no shops that have the amount of equipment in place that we have. As former president of Sulzer Metco, our president has been privy to all thermal spray shops in Latin America. At the time of leaving that company, there would have been three shops in Mexico with larger sets of equipment, but Mexico is not part of Central America. Central America proper is composed of Guatemala, Honduras, Belize, El Salvador, Nicaragua, Costa Rica and Panama. We could not find any shops our size in visits of our personnel or representatives. We do not claim to be the most profitable shop.


     The West Babylon operation of TTI has developed thermal spray alternative technology to chrome plating. The latter is a toxic process; TTI had developed equipment, processes and operating parameters for the application of coatings superior to chrome plating. This is being done without the environmental pollution problems of the plating process. Thermaltec has not had any environmental citation or violation of any environmental law at any time in both the United States and Costa Rica.

     The West Babylon staff has also demonstrated the ability of the thermal spray process to protect the infrastructure of bridges and pumping stations from corrosion by the application of anodically protective coatings. The Company is moving to seek and acquire several major contracts.


     The Water Authority of Connecticut and the New York State Department of Transportation have specified the thermal spray coatings on bridges in New York State. The specification was made by joint efforts of New York State (See attached specification) and Thermaltec International. There are nine bridges coated using this process. Three bridges were done by Thermaltec in conjunction with another non affiliated company. We are currently acting as a consultant on a large New York bridge, the Castleton, where we are supplying specialized equipment to do the job. New York State has satisfied itself that this coating is a superior alternative to conventional paint and polymers for bridge protection. The process is now generally accepted by forward thinking state agencies. Thermaltec has no unique patent rights to the technology, but has "know-how" engineered into its spray guns allowing for faster than conventional spray rates. Conventional spray rates would be 35 pounds per hour, our equipment can spray twice as fast. Because we are a small company, unless we can partner with a much larger company we would not get the major share of the work that our missionary work has made possible.

     The company is not actively pursuing additional work in the large ticket corrosion protection filed, instead placing its emphasis on broadening its customer base in the U.S. by acquiring High Velocity Technology. In Costa Rica the company is not pursuing any major contracts at this time.


Results of Operations
Nine Months Ending June 2000 vs. June 1999


For the nine months ended June 30, 2000, Thermaltec International had $ 211 thousand of consolidated sales, an increase of 3% from the prior year's comparative period, as the inclusion of $ 71 thousand of sales from High Velocity Technology, Inc.("HVT") for the month of June more than offset the decline in business in Costa Rica. Gross margins were 1%, a decline from the 29% in the prior year, primarily reflecting $52 thousand of cost overruns and rework at Thermaltec de Costa Rica (TCR). The Company expects that gross margins will improve significantly as improved efficiencies at TCR take effect and as the higher-margin revenues of HVT assume a greater share of total Company revenues. Selling, general and administrative expenses were $853 thousand, $508 thousand more than the prior period, of which $392 thousand was the result of shares issued for services during the period. Of these expenses, $194 thousand were required to bring the Camanco (formerly know as Solar Communications) merger process, begun in 1999 to a conclusion. In addition, the Company incurred $46 thousand in pursuing other mergers. During the comparative period of the prior year, expenses included approximately $51 thousand of administrative and legal costs associated with the planned merger with Camanco Communications. Expenses other than merger costs were $613 thousand during the first nine months, an increase of $319 thousand from the year ago period, as the Company incurred $277 thousand of costs in technical training and expansion for its Costa Rican subsidiary and approximately $29 thousand in costs for registration and filing of Form 10-SB. No shares were issued to principals of the registrant for services in connection with the Camanco merger. As stated above, the Company incurred approximately $46 thousand of administrative and legal expenses during the nine months ending
June 30, 2000 in pursuing merger discussions and "due diligence" investigation of three acquisition candidates, specifically High Velocity Technologies, Edge Management Inc., and Viaplex Communications. The acquisition of High Velocity was consummated on May 19, 2000 by the exchange of 250 thousand shares of Thermaltec common stock and $100 thousand in cash for all of the assets of High Velocity. The Company chose to withdraw from further negotiations with Edge Management Inc. and with Viaplex Communications upon completion of the respective due diligence processes.


1999 vs. 1998

     During 1999, sales rose by 48% to $409 thousand, primarily due to the completion of a $161 thousand contract for the anti-corrosion coating of a bridge for the New York State Department of Transportation. In addition, the Company was awarded the second phase of research for the New York State Energy Research & Development Authority. The total amount awarded was $89 thousand, of which $21 thousand was billed during the fiscal year. These sales more than offset a decline in business activity in the Costa Rica market where industrial operations were adversely affected by heavy rains and widespread flooding. Gross profit margins were reduced from 44% to 23%, reflecting the shift in sales mix from high-margin industrial repairs to the highly competitive anti-corrosion coating business; the Company expects that average gross profit margins will improve as business conditions in Costa Rica return to normal. General and Administrative expenses rose by 100%, due to the issuance of Company shares for services. The need for these services arose from the substantial work needed to pursue the merger with Camanco Communications, a New Jersey-based company. On December 11, 1998 the two companies announced their shared intention to merge operations. On December 13, 1999 and after extensive efforts by the Company, Camanco announced that it was withdrawing from the merger. During that period, the Company incurred approximately $450 thousand of expenses for legal, financial and marketing services that were largely a direct consequence of the merger effort. The Company paid for $411 thousand of these expenses with Company shares. No shares were issued to principals of the registrant for services in connection with the Camanco merger.


1998 vs. 1997


     During 1998, sales declined by 38% from the prior years' level to $276 thousand, primarily reflecting the winding down of the first phase of a coatings research project for the New York State Energy Research & Development Authority, (NYSERDA) begun in February 1996. The project called for Thermaltec to develop alternative metallurgical coating processes to chrome plating. The latter process,

Used for both high-hardness coatings and for decorative purposes, is highly toxic and presents industry with severe problems of air pollution, ground water contamination and toxic waste disposal. Thermaltec's assigned goal was to investigate existing technologies that had a potential for replacing the technology of chrome plating and to work with technology partners to develop new equipment and operating parameters. Phase I of the project was completed in December of 1997, for a project total of $495 thousand in billings; the second phase of the project, with a total funding of $89 thousand, did not begin until March 1999, resulting in a one year depression in the Company's sales. Offsetting the decline in the United States, revenues in Costa Rica expanded by $78 thousand as that company expanded its penetration of the industrial, agricultural, and power generation markets.

     Operating expenses during 1998 increased by 16% despite the overall decline in sales, as the Company continued to invest in the building of its infrastructure in Costa Rica. The Company continued to carry the expenses of the operations in the Dominican republic and in Puerto Rico until they were terminated in February and May of 1998, respectively. Operating expenses at Thermaltec de Costa Rica were reduced for the year by $17 thousand, reflecting the non-repetition of one-time moving costs in the prior year of the Costa Rican operation to a larger facility.

Liquidity and Financial Resources

     The Company has not yet achieved profitability since its inception in 1994. As a result, it has limited the amount of debt it has raised to cover only the acquisition of assets with reliably predictable benefits, such as production machinery. The Company is of the opinion that the financing necessary to fund research and market development is more appropriately obtained through the sale of equity. Debt outstanding as of June 30, 2000 consists primarily of $19 thousand of a bank note and $181 thousand in equipment financing. Additional liquidity has been provided by shareholder loans as of June 30, 2000 of $212 thousand. Since inception, the Company has raised $2.4 million through the sale of common stock other than stock issued in exchange for services.


     The Company has a deficiency in working capital and has accumulated a significant retained deficit. Despite this, in the opinion of management, the Company remains viable. Its staff in the United States and in Costa Rica has developed considerable expertise in the application of coatings and in developing enhanced techniques and operating parameters. The Company intends through its acquisition of and integration with High Velocity Technology, to combine complementary skills to develop a highly competitive engineering enterprise. The Company is not anticipating further contracts for applying corrosion protection coatings on bridges for the New York State Department of Transportation and is installing improved processes, quality control and cost accounting systems at Thermaltec de Costa Rica.

     On May 31, 1999, the Company authorized the sale of 1,000,000 shares of common stock to be offered in private transactions of 1,000 Units, representing 1,000 shares per Unit. Each Unit consisted of 1,000 Common shares and 650 B Warrants and 500 C Warrants for the purchase of additional shares of the Company. Such offering was filed with the State of New York Department of Law. The Company utilized an exemption from the registration provisions under Regulation D Rule 504, as amended, and sold in those states which permit the offering to take place. The termination date of the offering was March 31, 2000. The exercise price of the Warrants is $1.50 per B Warrant share and $2.00 per C Warrant share, exercisable commencing one year from the date of the subscription agreement for the B Warrant and two years from the date of the subscription agreement for the C Warrant. The B Warrants will expire March 31, 2002 and the C Warrants will expire March 31, 2003. 999,999 shares were subscribed in the offering. There were 649,350 B Warrants and 499,500 C Warrants subscribed. On April 13, 2000, 999,000 shares were issued.

     The Company's payment terms for its receivables are thirty calendar days after invoicing. At June 30, 2000, there were $47 thousand due from NYSERDA, representing retainage under the terms of the original contracts for Phase I and for Phase II. Upon completion of the project, the remaining balance will be paid by NYSERDA. At September 30, 1999, there were $162 thousand due from National Thermal Spray; this was collected in March, 2000.


Year 2000 Compliance

     The operations of the Company have not been highly vulnerable to disruption due to the "Y2K" problem. The Company replaced its entire computer hardware and accompanying software prior to the end of 1999. At the end of 1999, the Company experienced no difficulties with the "Y2K" problem and, in the opinion of management no cause for further concern exists.

Inflation

     The amounts presented in the financial statements do not provide for the effect of inflation on the Company's operations or its financial position. Amounts shown for machinery, equipment and leasehold improvements and for costs and expenses reflect historical cost and do not necessarily represent replacement cost. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Forward-looking Information

     Certain statements in this document are forward-looking in nature and relate to trends and events that may affect the Company's future financial position and operating results. The words "expect" "anticipate" and similar words or expressions are to identify forward-looking statements. These statements speak only as of the date of the document; those statements are based on current expectations, are inherently uncertain and should be viewed with caution. Actual results may differ materially from the forward-looking statements as a result of many factors, including changes in economic conditions and other unanticipated events and conditions. It is not possible to foresee or to identify all such factors. The Company makes no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date of this document that may affect the accuracy of any forward-looking statement.

                             PRINCIPAL SHAREHOLDERS


     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of June 30, 2000, by (i) each person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") who is known by the Company to own beneficially 5% or more of the Common Stock, (ii) each director of the Company, and (iii) all directors and executive officers as a group. Unless otherwise indicated, all persons listed below have sole voting power and investment power with respect to such shares. Total number of shares originally authorized was 10,000,000 shares of common stock, each of which had a $.0001 per share par value. The corporation had amended its authorized shares to 100,000,000 as a part of the Solar Merger. After the termination of that merger, the company re-amended its certificate back to 10,000,000 shares authorized at $.0001 per share par value.

     Out of a total of 4,078,785 shares of Common Stock which have been issued and are outstanding, as of June 30, 2000 the principal shareholders own 1,381,500 shares of Common Stock as follows:

                                            Shares Beneficially Owned
                                            Number            Present
                                            ------            -------
         Andrew Mazzone(1)                  931,500           22.8%
         513 Dryden Street
         Westbury, NY 11590

         Laura Klein                        225,000            5.5%
         2 North Broadway
         Apt. 4F
         White Plains, NY 10601

         Kevin Klein                        225,000            5.5%
         52 Webster Ave.
         Apt. 20
         New Rochelle, NY 10801

         Directors and Officers as a group  708,500 shares

     -------------
     (1)  Director and Officer

     No Principal shareholder owns any securities which can be converted into common stock within sixty days. 1,425,000 shares were issued to Andrew Mazzone on November 21, 1995; 75,000 shares were issued on the same date to Christopher De Prima. Mr. Mazzone sold, in 1998, 225,000 shares each to Kevin Klein and to Laura Klein in private transactions.


                                   MANAGEMENT

There is currently one (1) occupied seat on the Board of Directors. The following table sets forth information with respect to the directors and executive officers.

                                                                 DATE SERVICE
  NAME              AGE                 OFFICE                   COMMENCED
--------            -----             ----------                 ----------
Andrew Mazzone*      59               Chairman, President        December, 1995
                                      /Secretary/Treasurer
*Indicates Board Member

     All directors will hold office until the next annual stockholder's meeting and until their successors have been elected or qualified or until their death, resignation, retirement, removal, or disqualification. Vacancies on the board will be filled by a majority vote of the remaining directors. Officers of the Company serve at the discretion of the Board of Directors.

         The Officers and Directors of the Company are set forth below.

Andrew Mazzone
Chairman, CEO & President

     Mr. Mazzone has been the chairman of the company since its inception. From 1970 until February 15, 1995, Mr. Mazzone was employed by Metco, Westbury, NY, a subsidiary of the Perkin Elmer Corp. The Company was acquired by a foreign holding corporation, which changed the Company's name to Sulzer Metco. Mr. Mazzone, as President, resigned from Sulzer Metco after the acquisition of the Company. Mr. Mazzone did so to pursue his belief that there is an unexploited opportunity in the thermal spray industry to set up industrial thermal spray shops around the world, excluding the areas of Europe and the United States. In this endeavor, he left Sulzer Metco on good terms and with the understanding that his strategy, if successful, would mean even more business for Sulzer Metco Corporation. Some of the highlights of Andrew Mazzone's Metco career include positions as Director of Logistics, Director of Sales and Marketing, Director of Manufacturing, Executive Vice President and President. Mr. Mazzone has degrees from Babson College, Babson Park, Massachusetts in finance and an advanced degree in economics, with a specialty in economic history. Mr. Mazzone will devote full time to the efforts of the Company.

     Sulzer/Metco is one of the largest manufacturers of thermal spray supplies and equipment in the world. Sulzer/Metco primarily supply's contract shops, of which the company is one, equipment, replacement parts and spray materials which are the tools necessary for a contract shop to use in supplying thermal spray coating service.

     -    Director of Logistics 1984

     -    Director of Sales and Marketing 1987

     -    Director of Manufacturing 1990

     -    Executive Vice President 1991

     -    President 1993


Other Significant Employees


     Other significant employees are Thomas Gardega, age 46, the General Manager of our Costa Rican facility.


Executive Compensation

     No Officer/Director has been compensated with salaries or other form of remuneration except the President, Andrew B. Mazzone who received the following compensation:



                         Capacities in which                             Aggregate
Name                  Remuneration was Received         Period           Remuneration
---------------------------------------------------------------------------------------------------
Andrew Mazzone        Chief Engineer, NYSERDA         For the year        $26,202.00
                      Project and Project Manager     ended 9/30/99
                                 As Salary

                                                      For the 9 months    $15,510.00
                                                      Ended 6/30/00


Director Compensation

     Our director receives no compensation for his services as director.

Director and Officer Insurance

     We are exploring the possibility of obtaining directors and officers ("D & O") liability insurance. We have obtained several premium quotations but have not entered into any contract with any insurance company to provide said coverages. There is no assurance that we will be able to obtain such insurance.

                              CERTAIN TRANSACTIONS
Issuance of Stock:

     On November 21, 1995, the Company issued 1,500,000 shares to the Company's founders, promoters, and affiliates of the Company in the names of Andrew Mazzone and Christopher De Prima. The issuance to the shares were pursuant to
Section 4(2) of the Securities Act of 1933.

       DESCRIPTION OF SECURITIES AND MARKET FOR COMMON EQUITY AND RELATED
                               SHAREHOLDER MATTERS

General


     We are authorized to issue 10,000,000 shares of Common Stock, at a par value $.0001 per share. As of 6/30/2000 there are 4,078,785 shares of common stock outstanding. The number of shareholders as of 6/30/2000 is 741.


Common Stock


     The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive ratably such dividends when, as and if declared by the Board of Directors out of funds legally available therefore. In the event we have a liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby, when issued in exchange for the consideration set forth in this Prospectus, will be, fully paid and nonassessable.


     There are approximately 1,815,000 shares of Common Stock outstanding that are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act.

Price Ranges of Thermaltec Common Stock


     The price of Thermaltec shares is difficult to predict. The shares have had a history of going as high as $17. We believe, that the proposed merger with an Internet company, combined with the fact that there is a thin float, gave the stock its volatility. With approximately 1,000,000 shares (est.) in the float, it apparently doesn't take much trading to produce a "bandwagon effect". The company has published limited news releases in its history, specifically 5 during the proposed merger process with Solar, and two subsequent to that. It announces only when it has significant news. The company surmises that investors were gambling on the Internet, not investing in this stock.


     Thermaltec's common stock was quoted on the OTC Bulletin Board under the symbol "THRM". The following table sets forth the range of the high and low bid quotations of the Thermaltec common stock on the OTC Bulletin Board for the periods indicated:

                                            High              Low
                                            ----              ---

THREE MONTHS ENDED

December 31, 1996                         $ 1.500          $ 1.245
March 31, 1997                              1.563             .494
June 30, 1997                               1.000             .347
September 30, 1997                           .874             .500
December 31, 1997                           1.284             .688
March 31, 1998                               .968             .341
June 30, 1998                               1.063             .500
September 30, 1998                           .751             .247
December 31, 1998                           4.926             .235
March 31, 1999                              5.770            2.509
June 30, 1999                              17.465            6.015
September 30, 1999                          8.625            7.625
December 30, 1999                            .87              .68

The above quotations represent prices between dealers and do not include retail markup, markdown or commission. They do not necessarily represent actual transactions.


     The Company is filing this Form 10SB to be relisted on the OTC:BB. The company was delisted on April 19, 2000 for failure to file a timely 10SB. The inability to timely file was the result of the company's prior merger activity where it was engaged in an S4 Registration which precluded a 10SB filing. That prior merger was unsuccessful and on December 15, 1999.


Thermaltec A Warrants


     As of June 30, 2000, there were 162,400 Thermaltec common stock purchase warrants outstanding held of record by 46 persons. Each warrant entities the registered holder thereof to purchase one share of Thermaltec common stock at a price of $1.00 per share, subject to adjustment in certain circumstances on or before January 31, 2001. Any common stock issued pursuant to the excise of a warrant would be a restricted security. Such shares may not be sold unless registered under the Securities Act of 1933 or sold pursuant to an exemption from registration such as the exemption provided by Rule 144.


Liquidation

     In the event of a liquidation of the Company, all stockholders are entitled to a pro rata distribution after payment of any claims. Warrant holders will not be entitled to liquidation rights, and will not be treated as stockholders prior to the exercise of the warrants.

                                 DIVIDEND POLICY

     We have never declared or paid cash dividends on our common stock and anticipate that all future earnings will be retained for development of our business. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, capital requirements, the financial condition of the Company and general business conditions.

                              STOCK TRANSFER AGENT

     Our transfer agent and registrar of the common stock is Manhattan Transfer Registrar Co., P.O. Box 361, Holbrook, NY 11741.

                                  LEGAL MATTERS


     There is no past, pending or, to our knowledge, threatened litigation or administrative action which has or is expected by our management to have a material effect upon our business, financial condition or operations, including any litigation or action involving our officer, director or other key personnel. There have been no changes in the company's accountants, or disagreements with its accountants since its inception.


Indemnification of Officer and Director


At present we have not entered into individual indemnity agreements with our Officer or Director. However, our By-Laws and Certificate of Incorporation provide a blanket indemnification that we shall indemnify, to the fullest extent under Delaware law, our director and officer against certain liabilities incurred with respect to their service in such capabilities. In addition, the Certificate of Incorporation provides that the personal liability of our director and officer and our stockholders for monetary damages will be limited.


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our director, officer and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and we will be governed by the final adjudication of such case.

Recent Sales of Unregistered Securities

Unregistered Securities Sold


The following sets forth information relating to all previous sales of common stock by the Registrant which sales were not registered under the Securities Act of 1933.

     First Private Placement Offering:


     On February 9, 1995, the Company authorized the sale and placement of 1,000,000 shares of common stock to be offered in private transactions for 1,000,000 in Units of $1,000 for 1 Unit which consists of 1,000 shares ($1.00 per share). Such offering, as contained herein, utilizes the exemption from the registration under Regulation D Rule 504, and certain States Rules where the offering took place. The offering terminated with the sale of 525,259 shares of common stock.

     Second Private Placement:

     In September of 1998 the Company sold Units in a private placement pursuant to Regulation D 504. Each purchasing Unit consisted of 1,000 shares of Common Stock, and 1000 stock purchasing warrants at a price of $1,000 per purchasing Unit. The shares underlying the warrants were exercisable at $1.00 per warrant share. The offering terminated with sale of 272,000 units.


     Offering:


     On May 31, 1999, the Company authorized the sale of 1,000,000 shares of common stock to be offered in private transactions of 1,000 Units, representing 1,000 shares per Unit. Each Unit will consist of 1,000 common shares and 650 B Warrants and 500 C Warrants for the purchase of additional shares of the Company. Such offering was filed with the State of New York Department of Law. The Company utilized an exemption from the registration provisions under Regulation D Rule 504, as amended, as sold in certain States that permit the offering to take place. The termination date of the offering was March 31, 2000. The exercise price of the Warrants is $1.50 per B Warrant share and $2.00 per C Warrant share, exercisable commencing one year from the date of the subscription agreement for the B Warrants and two years from the date of subscription agreement for the C Warrant. The B Warrants will expire March 31, 2002, and the C Warrants will expire March 31, 2003. 999,000 shares were subscribed in the offering. There were 649,350 B Warrants and 499,500 C Warrants subscribed. On April 13, 2000, 999,000 shares were issues.

     Warrants:

     There is no cost basis on the warrants to the purchasers of the Units offered as referred to in the Offering aforementioned. The exercise price for the warrants is $1.50 per B warrant share and $2.00 per C warrant share exercisable commencing one year from the termination date of the offering for the B warrant and two years from the termination date of the offering for the C warrant. The warrants will expire two years after the date where they can first be exercised. The warrants are detachable from the Units immediately upon issuance. Stockholders will be notified of the official termination date of the offering. This date will define the beginning time period of the respective warrant exercise rights. All investors had the opportunity to ask questions and receive answers from all of our officers, directors and employees. In addition, they had access to review all of our corporate records and material contracts and agreements.

Other Transacation:



                                                     Class of
Date                  Shares        # Shares         Persons                Type
----                                --------         --------               ----
As of 9/30/97        Common           16,001         Consultants        Payment for services
-----------------------------------------------------------------------------------------------
As of 9/30/98        Common          288,600         Shareholders       Sold Shares
-----------------------------------------------------------------------------------------------
                     Common           58,000         Consultants        Payment for services
-----------------------------------------------------------------------------------------------
As of 9/30/99        Common          108,200         Warrant Holders    Convert Warrants
-----------------------------------------------------------------------------------------------
                     Common           30,000         Shareholders       Exchange for Debt
-----------------------------------------------------------------------------------------------
                     Common           72,567         Consultants        Payment for services
-----------------------------------------------------------------------------------------------
As of 6/30/00        Common          155,666         Consultants        Payment for services
-----------------------------------------------------------------------------------------------
                     Common            1,000         Warrant Holders    Convert Warrants
-----------------------------------------------------------------------------------------------
                     Common          834,000         Shareholders       Sold Shares
-----------------------------------------------------------------------------------------------
                     Common          165,000         Creditors          Convert Loans to Shares
-----------------------------------------------------------------------------------------------
                     Common           65,001         Consultants        Payment for services
-----------------------------------------------------------------------------------------------
                     Common          250,000         Acquiree           Purchase of HVT
-----------------------------------------------------------------------------------------------


                                TABLE OF CONTENTS

I.
                          Index to Financial Statements
              Thermaltec International Corporation and Subsidiaries


                                                                                    Page

INDEPENDENT AUDITORS' REPORT.................................................        F-2


Consolidated Balance Sheets as of June 30, 2000 and
     September 30, 1999, 1998 and 1997.......................................        F-3

Consolidated Statements of Operations and Comprehensive Income
     for the periods ending June 30, 2000 and
     September 30, 1999, 1998 and 1997.......................................        F-4


Consolidated Statements of Stockholders' Equity for the periods
     Ending June 30, 2000 and September 30, 1999, 1998 and 1997..............        F-5


Consolidated Statements of Cash Flow for the periods ending
     June 30, 2000 and September 30, 1999, 1998 and 1997.....................        F-6


Consolidated Notes to the Financial Statements...............................        F-7 - F-13


II.
                         HIGH VELOCITY TECHNOLOGY, INC.
                              FINANCIAL STATEMENTS
                                       AND
                          INDEPENDENT AUDITORS' REPORT
                     YEARS ENDED DECEMBER 31, 1999 AND 1998



Independent Auditors'........................................................        F-14

Balance Sheest as of December 31, 1999 and 1998..............................        F-15 -F16

Statements of Operations for the years ended
  December 31, 1999 and 1998.................................................        F-17

Statements of Stockholders' Equity for the
   Years ended December 31, 1999 and 1998....................................        F-18

Statements of Cash Flows for the years ended
   December 31, 1999 and 1998................................................        F-19

Notes to Financial Statements................................................        F-20 - F-23

III.
                                   PRO-FORMAS


Unaudited Condensed Pro-Forma Consolidated Balance Sheet
     As of September 30, 1999................................................        F-24

Unaudited Condensed Pro-Forma Consolidated Statement of Operations
     For the year ending September 30, 1999..................................        F-25

 Unaudited Condensed Pro-Forma Consolidated Balance Sheet
     As of June 30, 2000.....................................................        F-26


Unaudited Condensed Pro-Forma Consolidated Statement of Operations
     For the Nine-month Period Ending June 30, 2000..........................        F-27

Unaudited Pro-Forma Condensed Consolidated
     Financial Statements....................................................        F-28

           [LETTERHEAD OF CAPRARO, CENTROFRANCHI, KRAMER & CO. P.C.]


                          INDEPENDENT AUDITOR'S REPORT



The Board of Directors of
Thermaltec International Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Thermaltec International Corporation and Subsidiaries as of September 30, 1999, 1998 and 1997 and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermaltec International Corporation and Subsidiaries as of September 30, 1999, 1998 and 1997, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.




                                  /s/ Capraro, Centofranchi, Kramer & Co., P.C. Capraro, Centofranchi, Kramer & Co., P.C.

South Huntington, New York
February 9, 2000, except for note 13,
as to which the date is February 15, 2000

                 Thermaltec International Corp.and Subsidiaries
                           Consolidated Balance Sheets

                                                                                                                           as of
                                                                    as of              as of             as of            6/30/00
                                                                   9/30/97            9/30/98           9/30/99         (unaudited)
                                                                  -----------       -----------       -----------       -----------
Assets
       Current Assets
             Cash and Cash Equivalents                            $     4,792       $     5,604       $   131,278       $   318,080
             Trade Accounts Receivable                                 71,869            61,496           159,448           182,896
             Inventory                                                 30,182            65,088            19,779           124,098
             Prepaid and Other Current Assets                           7,686             9,292             1,492            60,328
                                                                  -----------       -----------       -----------       -----------

             Total Current Assets                                     114,529           141,480           311,997           685,402
                                                                  -----------       -----------       -----------       -----------

       Fixed Assets
             Machinery and Equipment                                  176,121           145,523           185,879           264,883
             Leasehold Improvements                                    51,104            40,120            40,120            40,120
                                                                  -----------       -----------       -----------       -----------

                      Gross Fixed Assets                              227,225           185,643           225,999           305,003
             Less:  Accumulated Depreciation                          (46,284)          (65,926)          (81,749)         (104,348)
                                                                  -----------       -----------       -----------       -----------

             Net Fixed Assets                                         180,941           119,717           144,250           200,655
                                                                  -----------       -----------       -----------       -----------

       Other Assets
             Goodwill, Net                                            447,016
             Organization Costs, Net of Amortization                   12,193             7,889              --                 809
             Other Assets                                                 339             3,120             5,090             3,513
                                                                  -----------       -----------       -----------       -----------

             Total Other Assets                                        12,532            11,009             5,090           451,338
                                                                  -----------       -----------       -----------       -----------

Total Assets                                                      $   308,002       $   272,206       $   461,337       $ 1,337,395
                                                                  ===========       ===========       ===========       ===========

Liabilities and Stockholders' Equity (Deficit)
       Current Liabilities
             Notes Payable                                        $    42,114       $    44,495       $    25,639       $    92,148
             Vendor Accounts Payable                                   68,067            79,958           176,001           271,154
             Other Liabilities                                         71,513            89,309            37,732           152,993
             Shareholder Loan                                         103,667           105,642           425,904           211,507
                                                                  -----------       -----------       -----------       -----------

       Total Current Liabilities                                      285,361           319,404           665,276           727,802
                                                                  -----------       -----------       -----------       -----------

       Long-Term Liabilities
             Long-Term Debt Less Current Maturities                    40,745            20,764            44,290           107,390
                                                                  -----------       -----------       -----------       -----------

       Total Liabilities                                              326,106           340,168           709,566           835,192
                                                                  -----------       -----------       -----------       -----------


       Common Stock                                                       205               239               261               408
       Additional Paid-In Capital                                     787,796         1,122,762         1,902,407         3,512,848
       Retained Earnings (Deficit)                                   (814,695)       (1,217,379)       (2,175,983)       (3,027,055)
       Accumulated Other Comprehensive Income:
             Foreign Currency Translation Adjsutment                    8,590            26,416            25,086            16,002
                                                                  -----------       -----------       -----------       -----------

       Total Stockholders' Equity (Deficit)                           (18,104)          (67,962)         (248,229)          502,203
                                                                  -----------       -----------       -----------       -----------

Total Liabilities and Stockholders' Equity (Deficit)              $   308,002       $   272,206       $   461,337       $ 1,337,395
                                                                  ===========       ===========       ===========       ===========


          See accompanying notes to consolidated financial statements.

                 Thermaltec International Corp.and Subsidiaries
         Consolidated Statements of Operations and Comprehensive Income

                                                                                                     (Unaudited)
                                                 For the           For the           For the           For the
                                                year ending       year ending       year ending      9 mos ending       9 mos ending
                                                   9/30/97          9/30/98          9/30/99           6/30/99            6/30/00
                                                -----------       -----------       -----------       -----------       -----------
Sales                                           $   442,264       $   275,846       $   408,987       $   204,950       $   211,051

Cost of Sales                                       250,176           154,511           316,257           145,170           209,250
                                                -----------       -----------       -----------       -----------       -----------

Gross Profit                                        192,088           121,335            92,730            59,780             1,801

General and Administrative Expenses                 451,807           524,019         1,051,334           345,382           852,873
                                                -----------       -----------       -----------       -----------       -----------


Net Loss                                           (259,719)         (402,684)         (958,604)         (285,602)         (851,072)
                                                -----------       -----------       -----------       -----------       -----------

Other Comprehensive Income:
    Foreign Currency translation adjustments          8,338            17,826            (1,330)           16,078            (9,084)
                                                -----------       -----------       -----------       -----------       -----------
Total Comprehensive Income (Loss)                 ($251,381)        ($384,858)        ($959,934)        ($269,524)        ($860,156)
                                                ===========       ===========       ===========       ===========       ===========


Basic and Diluted Loss per Share                     ($0.13)           ($0.19)          ($0.38)            ($0.12)           ($0.29)
                                                ===========       ===========       ===========       ===========       ===========

Weighted Average Number of Shares Outstanding     2,046,750         2,105,489         2,490,420         2,455,791         3,017,551
                                                ===========       ===========       ===========       ===========       ===========



          See accompanying notes to consolidated financial statements.

                 Thermaltec International Corp. and Subsidiaries
            Consolidated Statements of Stockholders' Equity (Deficit)
              For the Years Ended September 30, 1997,1998,1999 and
                      the Nine Months Ending June 30, 2000

                                                 Common Stock                                            Accumulated
                                          ---------------------------      Additional      Retained        Other
                                            Number of                       Paid-In        Earnings     Comprehensive
                                             Shares         Amount          Capital        (Deficit)        Income         Total
                                          -----------     -----------     -----------    -----------     -----------    -----------
Beginning Balance                           2,034,750            $203        $771,797      ($554,976)           $252       $217,276
   Net Loss for the
   year ended 9/30/1997                                                                     (259,719)                      (259,719)

   Stock Issued for services during
   the year ended 9/30/97                      16,001               2          15,999                                        16,001

   Other Comprehensive Income:
   Foreign Currency Translation
      Adjustment                                                                                               8,338           8,338
                                          -----------     -----------     -----------    -----------     -----------    -----------

Balance September 30, 1997                  2,050,751             205         787,796       (814,695)          8,590        (18,104)
   Net Loss for the
   year ended 9/30/1998                                                                     (402,684)                      (402,684)

   Stock sold during the year
   ended 9/30/98                              288,600              28         276,972                                       277,000

   Stock issued for services                   58,000               6          57,994                                        58,000

   Other Comprehensive Income:
   Foreign Currency Translation
     Adjustment                                                                                               17,826         17,826
                                          -----------     -----------     -----------    -----------     -----------    -----------

Balance September 30, 1998                  2,397,351             239       1,122,762     (1,217,379)         26,416        (67,962)
   Net Loss for the
   year ended 9/30/99                                                                       (958,604)                      (958,604)

   Stock sold during the year                       0               0               0                                            --
   ended 9/30/99

   Warrants exercised during the year
   ended 9/30/99                              108,200              11         106,938                                       106,949

   Stock issued in lieu of cash repayment
   of shareholder during the year
   ended 9/30/99                               30,000               3          29,997                                        30,000

   Stock issued for services                   72,567               8         642,710                                       642,718

   Other Comprehensive Income:
   Foreign Currency Translation
     Adjustment                                                                                               (1,330)        (1,330)
                                          -----------     -----------     -----------    -----------     -----------    -----------

   Balance September 30, 1999               2,608,118             261       1,902,407     (2,175,983)         25,086       (248,229)

   UNAUDITED
   Net Loss for the
   nine months ending 6/30/00                                                               (851,072)                      (851,072)

   Other Comprehensive Income:
   Foreign Currency Translation Adjustment                                                                    (9,084)        (9,084)

   Stock issued for services, 2/18/00         155,666              16         332,721                                       332,737

   Warrants exercised 3/6/00                    1,000               0           1,000                                         1,000

   Stock sold and issued 4/13/00              834,000              83         833,917                                       834,000

   Stock issued for Other loans 4/14/00       165,000              17         164,984                                       165,000

   Shares issued for services June 2000        65,001               7          59,095                                        59,102

   Shares issued on 6/13/00 for purchase      250,000              25         218,725                                       218,750
     of HVT on 5/19/00

                                          -----------     -----------     -----------    -----------     -----------    -----------
   Balance June 30, 2000                    4,078,785             408       3,512,848     (3,027,055)         16,002        502,203
                                          ===========     ===========     ===========    ===========     ===========    ===========


        See accompanying notes to consolidated financial statements

            Thermaltec International Corp.and Subsidiaries
                 Consolidated Statements of Cash Flow

                                                                                                                (Unaudited)
                                                           For the year   For the year   For the year             For the
                                                                 ending         ending         ending    9 mos ending   9 mos ending
                                                                9/30/97        9/30/98        9/30/99         6/30/99       6/30/00
                                                              ---------    -----------    -----------    --------------------------
Cash Flows from Operating Activities:
      Net Loss                                                ($259,719)     ($402,684)     ($958,604)     ($285,602)     ($851,072)
                                                              ---------    -----------    -----------    --------------------------

      Adjustments to reconcile net loss to net cash used
      in operating activities:
           Depreciation & Amortization                           30,665         34,901         23,712         23,152         22,599
           Common Stock Issued for Services                      16,001         58,000        642,718         77,567        391,837
           Loss on Disposal of Assets                              --           19,680           --            3,375           --
           (Increase) decrease in:
                Receivables                                     (19,183)        10,373        (97,952)       (19,543)       (23,448)
                Inventories                                      23,829         (5,416)        45,309        (29,488)      (104,319)
                Prepaid and other current assets                 (7,686)        (1,606)         7,800          3,680        (58,837)
                Other Assets                                        (25)        (2,781)        (1,970)          (329)           769
                Goodwill                                           --         (447,016)
           Increase (decrease) in:
                Accounts Payable                                 (9,272)        11,891         96,043         26,538         95,153
                Accrued Expenses and Other
                  Current Liabilities                             9,475         58,409        (51,577)        54,785        115,261
                                                              ---------    -----------    -----------    --------------------------

           Total Adjustments                                     43,804        183,451        664,083        139,737         (8,001)
                                                              ---------    -----------    -----------    --------------------------

           Net cash used in operating activities               (215,915)      (219,233)      (294,521)      (145,865)      (859,073)
                                                              ---------    -----------    -----------    --------------------------



Cash Flows from Investing Activities:
      Purchases of Fixed Assets & Leasehold Improvements       (125,502)       (18,543)       (16,857)             0        (79,004)
                                                              ---------    -----------    -----------    --------------------------


Cash Flows from Financing Activities:
      Proceeds from sale of shares net of offering costs           --          277,000        106,949         78,200      1,218,751
      Proceeds of sale of shares not yet issued                    --             --             --             --                0
      Proceeds from issuance of Notes Payable                    15,953           --             --             --             --
      Repayments of Notes Payable                                  --          (17,600)       (18,830)            (6)       129,609
      Net proceeds (repayments) of Shareholder Loans            103,667        (38,638)       350,263        106,522       (214,397)
                                                              ---------    -----------    -----------    --------------------------

Net cash provided by financing activities                       119,620        220,762        438,382        184,716      1,133,963
                                                              ---------    -----------    -----------    --------------------------

Effect of Exchange on Cash                                        8,337         17,826         (1,330)        16,078         (9,084)

Net increase (decrease) in cash and cash equivalents           (213,460)           812        125,674         54,929        186,802

Cash & Cash Equivalents, Beginning of Period                    218,252          4,792          5,604          5,604        131,278
                                                              ---------    -----------    -----------    --------------------------

Cash & Cash Equivalents, End of Period                           $4,792         $5,604       $131,278        $60,533       $318,080
                                                              =========    ===========    ===========    ==========================


                 See accompanying notes to financial statements

                 THERMALTEC INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997
             AND FOR THE NINE MONTHS ENDED JUNE 30,2000 (UNAUDITED)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION/REPORTING ENTITIES

     The consolidated financial statements of Thermaltec International Corp. and Subsidiaries (the "Company") include the following entities:

     THERMALTEC INTERNATIONAL CORP.

     Thermaltec International Corp. ("TTI") was incorporated in 1994 under the laws of the state of Delaware. TTI was organized for the purpose of engaging in the sale of thermal sprayed coatings to individual customers in the United States and other countries. TTI also serves as the parent company, which acts as a holding company for its subsidiaries and provides administrative support to the operations of the Company. In May 1999, all operating assets and liabilities of Thermaltec were transferred into Panama Industries.

     THERMALTEC DE COSTA RICA, S.A.

     Thermaltec de Costa Rica, S.A. ("TCR") is a wholly-owned subsidiary located in San Jose, Costa Rica. TCR began operations during fiscal 1995, and provides thermal spray coatings to businesses and individuals throughout Costa Rica.

     METAL COATINGS, INC.

     Metal Coatings, Inc. ("MCI") was a majority-owned subsidiary located in San Juan, Puerto Rico. MCI began significant operations during fiscal 1997, and provided thermal spray coatings to businesses and individuals throughout Puerto Rico. On May 31, 1998 the operations of MCI ceased, and the remaining assets and liabilities were assumed by TTI. No material expenses were associated with the closure.

     THERMALTEC DOMINICAN, S.A.

     Thermaltec Dominicana, S.A. ("TDR") was a majority-owned subsidiary located in Santo Domingo in the Dominican Republic. TDR began significant operations in October 1996 and provided thermal spray coatings, as a market test, to businesses and individuals in the Santo Domingo metropolitan area. In February 1998, the operations of TDR ceased and the assets and liabilities were assumed by TTI. No material expenses were associated with the closure.

     PANAMA INDUSTRIES, LTD.

     Panama Industries is a wholly-owned subsidiary incorporated in March 1998. It was inactive and not part of the consolidated group until May 1999. At that time, all operating assets and liabilities of Thermaltec International were transferred into Panama Industries.

     HIGH VELOCITY TECHNOLOGY, INC.

     High Velocity Technology, Inc. (HVT), located in West Lebanon, NH, is a wholly owned subsidiary of Thermaltec, acquired on May 19, 2000. HVT manufactures and sells equipment and materials used in the thermal spraying industry.

     PRINCIPLES OF CONSOLIDATION

     The consolidated Balance Sheet of the Company as of June 30, 2000 reflects the balances of High Velocity Technology, Inc. (HVT); the Results of Operations for the nine-month period ending June 30, 2000 include the results of HVT for the approximately one month that the business was a wholly owned subsidiary of the Company.

     All material inter-company transactions have been eliminated in the consolidated financial statements.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                 THERMALTEC INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997
             AND FOR THE NINE MONTHS ENDED JUNE 30, 2000 (UNAUDITED)

     REVENUE RECOGNITION

     Revenues from contracts which have terms greater than one month and are fixed-price contracts are recognized on the percentage-of-completion method, measured by the percentage of actual cost incurred to date, to the estimated total cost for each contract. On those contracts which are not fixed-price in nature and which contractually require the billing of actual costs and expenses incurred during the period, revenue is recognized as the actual amount invoiced during the period.

     Estimated costs and revenues are based upon engineering estimates of the work performed to date relative to the total work required under the contract. Changes in contract estimates which result in changes in estimated profit are applied to the cumulative work accomplished on the project. The re-calculated gross profit on the contract is applied to the revenues recorded to date for the entire life of the contract; the gross profit for the year is determined by subtracting from the cumulative gross profit the gross profit reported in a prior year. On those projects where a reestimate indicates that a loss on the entire project is likely, the full amount of the loss is recorded, in the period when the likelihood of loss is first identified.

     CASH AND CASH EQUIVALENTS

     For the purpose of the statement of cash flows, the Company includes cash on deposit, money market funds, amounts held by brokers in cash accounts and funds temporarily held in escrow to be cash equivalents.

     ACCOUNTS RECEIVABLE

     Accounts   receivable  have  been  adjusted  for  all  known  uncollectible contracts; an allowance for doubtful contracts has not been provided, as the amount is not considered material.

     INVENTORIES

     Inventories and prepaid supplies consist of various materials and supplies utilized on construction contracts and are valued at the lower of cost (first-in, first-out) or market

     PROPERTY, EQUIPMENT AND DEPRECIATION

     Property and equipment is stated at cost. Major expenditures for property and, those which substantially increase useful lives, are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided by both straight-line and accelerated methods over the estimated useful lives of the assets.

     GOODWILL AND INTANGIBLE ASSETS

     The Company recognizes the excess of purchase price over book value for acquired subsidiaries as Goodwill on the consolidated balance sheet. The Company is amortizing goodwill on a straight-line basis over ten years.

     Organization Costs are being amortized on a straight-line basis over sixty months.

     EARNINGS (LOSS) PER SHARE

     The Company has adopted SFAS No. 128, "Earnings per Share", which requires presentation of basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS") by all publicly traded entities, as well as entities that have made a filing or are in the process of filing with a regulatory agency in preparation for the sale of securities in a public market.

     Basic EPS is computed by dividing income or loss available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of Diluted EPS gives effect to all dilutive potential common shares during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings.

     INCOME TAXES

     The Company has adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes". The Company files a consolidated Federal tax return, which includes all of the subsidiaries. Accordingly,

                 THERMALTEC INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997
             AND FOR THE NINE MONTHS ENDED JUNE 30, 2000 (UNAUDITED)

     Federal Income taxes are provided on the taxable income of the consolidated group. State income taxes are provided on a separate company basis, if and when taxable income, after utilizing available carryforward losses, exceeds certain levels.

     DEFERRED INCOME TAXES

     Deferred tax assets arise principally from net operating losses and capital losses available for carryforward against future years' taxable income.

     FOREIGN EXCHANGE

     Thermaltec International and its subsidiary Panama Industries treat the U.S. Dollar as the functional currency: the subsidiary company Thermaltec de Costa Rica uses the Costa Rican currency of Colones as its functional currency. Accordingly, gains and losses resulting from the translation of accounts designated in other than the functional currency are reflected in the determination of net income and have been immaterial.

     RECLASSIFICATIONS

     Certain  accounts  in  the  prior-year   financial   statements  have  been
     reclassified for comparative purposes to conform with the presentation in the current-year financial statements.

     INTERIM FINANCIAL INFORMATION

     The financial information presented for the nine-month period ended June 30, 2000 is unaudited but in the opinion of management, reflects all of the adjustments necessary for a fair presentation of such financial statements. The results of operations for the nine-month period ended June 30, 2000 are not necessarily indicative of the operating results to be expected for the year ended September 30, 2000.

     REPORTING COMPREHENSIVE INCOME

     The Company has adopted Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" for the year ended September 30, 1999; all prior periods have been restated for purposes of comparison. This Statement establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. This statement requires the classification of items of comprehensive income by their nature in a financial statement and the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet.

     The Company has a substantial deficiency in working capital and has accumulated a significant shareholders' deficit Despite this, in the opinion of management the Company remains viable. Its staff in the United States and Costa Rica have developed considerable expertise in the application of coatings and in developing enhanced techniques and operating parameters. Since its inception, the Company has raised $2.5 million through the sale of common stock other than stock issued in exchange for services. The Company intends through its acquisition of and integration with High Velocity Technology, to combine complementary skills to develop a highly competitive engineering enterprise.

2.   SUPPLEMENTAL CASH FLOW INFORMATION

                                          For the period ended:
                                             September 30,             June 30,
                                       1997        1998       1999        2000
                                       ----        ----       ----        ----
Cash paid for:
      Interest Expense:              $10,070     $23,695     $33,191     $15,701
      Income Taxes                   $   967     $   959        --          --


     During the year ended September 30, 1999, the Company issued 30,000 shares of stock in lieu of cash repayment of a shareholder loan.

     During the year ended September 30, 1999, the Company had non-cash investing and financing transactions relating to purchases of new equipment totaling $23,500.

     During the nine months ending June 30, 2000, the Company issued 220,667 shares of stock as payment for services.

                 THERMALTEC INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997
             AND FOR THE NINE MONTHS ENDED JUNE 30, 2000 (UNAUDITED)


3.   INVENTORY

                                          For the period ended:
                                             September 30,             June 30,
                                       1997        1998        1999       2000
                                       ----        ----        ----       ----

     Inventory consists of the
following:
      Raw Materials                 $ 30,182    $ 28,209    $ 19,779    $121,575
      Machinery held for
            Resale                      --      $ 36,879        --         2,523
                                    --------    --------    --------    --------
          Total Inventory           $ 30,182    $ 65,088    $ 19,779    $124,098


4.   PROPERTY AND EQUIPMENT


     Major classes of property and equipment consist of the following:

                                                                  For the period Ended:
                                      Estimated useful                September 30,             June 30,
                                        Life-years               1997      1998      1999         2000
                                        ----------               ----      ----      ----       --------
     Machinery, equipment and furniture   5-10                 $176,121   $145,523   $185,879   $264,883
     Leasehold improvements               5-31.5                 51,104     40,120     40,120     40,120
                                                               --------   --------   --------   --------
                                                                227,225    185,643    225,999    305,003
     Less accumulated  depreciation and
       amortization                                              46,284     65,926     81,749    104,348
     Net property and equipment                                    --         --         --         --
                                                               $180,941   $119,717   $144,250   $200,655
                                                               ========   ========   ========   ========

     Depreciation for the years ended September 30, 1999, 1998 and 1997 was $15,823 $30,597 and $26,362, respectively. For the nine months ended June 30, 2000, depreciation was $18,843.

5.   GOODWILL

     As a result of the purchase of High Velocity Technology, Inc. on May 19, 2000, the Company has recorded, in consolidation, goodwill of $450,772 less accumulated amortization of $3,756 in the month of June.

6.   LONG TERM DEBT

                                                   For the period Ended:
                                                       September 30,               June 30,
                                                  1997      1998      1999         2000
                                                  ----      ----      ----         ----

     Line of credit -- bank, $25,000
     available, payable on demand.
     In September 1999, this was converted
     into a term loan                             $ 24,977   $ 24,977   $      0   $      0

     Note payable -- bank, due in monthly
     installments of $687 plus interest at
     prime plus 3%, expiring September, 2002.
     This note is secured by substantially all
     of the Company's assets                             0          0     24,749     18,562

     Various equipment notes with terms
     expiring December, 1999 through September,
     2003. The loans provide for monthly
     payments of principal and interest.
     Interest rates range from 15-18%.              57,882     40,282     45,180    180,976
                                                  --------   --------   --------   --------
                                                    82,859     65,259     69,929    199,538


       Less current maturities                      42,114     44,495     25,639     92,148
                                                  --------   --------   --------   --------


       Long term debt                             $ 40,745   $ 20,764   $ 44,290   $107,390
                                                  ========   ========   ========   ========


7.   SHAREHOLDER LOAN

     This amount represents the total due to certain shareholders of $425,904, $105,642, and $103,667 as of September 30, 1999, 1998 and 1997,
     respectively. At June 30, 2000, the total due was $211,507. This loan has no maturity and bears no interest.

                 THERMALTEC INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997
             AND FOR THE NINE MONTHS ENDED JUNE 30, 2000 (UNAUDITED)

8.   SALES TO MAJOR CUSTOMERS

     For the year ending September 30, 1999, one customer accounted for 39% of the Company's sales and 63% of accounts receivable. For the year ending September 30, 1998, one customer accounted for 10% of the Company's sales and 7% of accounts receivable. For the year ending September 30, 1997, one customer accounted for 32% of sales and 47% of the Company's accounts receivable balance. During the nine months ended June 30, 2000, one customer accounted for 23% of sales and 26 % of accounts receivable.

9.   COMMITMENTS AND CONTINGENCIES LEASES

     TCR is currently obliged under a lease through January 2003 for its office space and shop space in Costa Rica. The lease calls for an annual rent of $24,276, due in monthly payments.

     TTI was obliged under a lease for its office space in West Babylon, NY, which expired July 1998 for a minimum annual rental of $13,200. TTI currently occupies this space on a month-to-month basis at a minimum annual rental of $13,800.

     HVT is currently obliged under a lease through December 31, 2000 for its office space and shop space in West Lebanon, NH. The lease calls for monthly lease payments of $3,700.

     Total rental expense under cancellable and noncancellable operating leases was $30,196, $24,920 and $ 13,900 for the years ended September 30, 1999, 1998 and 1997, respectively. For the nine months ending June 30, 2000, total rental expense was $28,107.

     Future minimum lease obligations under non-cancelable leases are as follows:

         For the year ending,

     September 30, 2000                                                 $ 35,376
     September 30, 2001                                                   35,376
     September 30, 2002                                                   24,276
     September 30, 2003                                                    8,092
                                                                        --------
          Total                                                         $103,120
                                                                        --------

10.  COMMON STOCK

                                                     September 30,                 June 30,
                                            1997         1998         1999          2000
                                            ----         ----         ----          ----
     Common stock is as follows:             --           --           --           --
     Common stock, $.0001 par value,
     10,000,000 shares authorized
     Shares issued and outstanding      2,050,751    2,397,351    2,608,118    4,078,785
     Par Value                               $205         $239         $261         $408

     Common Stock:

     During the year ended September 30, 1997, the Company issued 16,001 shares to outside providers of marketing services.

     During the year ended September 30, 1998, the Company issued 58,000 shares for services to outside consultants, as follows:

                                   Number of Shares             Amount
                                   ----------------             ------
          Marketing services         27,000 shares              $27,000
          Technical services         25,000 shares               25,000
          Financial services          4,000 shares                4,000
          Registrar services          2,000 shares                2,000

     During the year ended September 30,1999, the Company issued 72,567 shares to outside consultants, as follows:

          Marketing services         35,067 shares             $326,937
          Legal services             21,000 shares              219,188
          Financial & Administrative
          Services                   16,500 shares               96,593

                 THERMALTEC INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997
             AND FOR THE NINE MONTHS ENDED JUNE 30, 2000 (UNAUDITED)


     During the nine months ending June 30, 2000, the Company issued 220,667 shares for services to outside consultants as follows:

         Marketing services       43,041 shares              $ 67,850
         Administrative services  177,626 shares              323,987


     For the year ended September 30, 1998, the Company completed the issuance of 271,600 shares of common stock at various prices of $0.75 to $1.50 per share and carried with them a warrant granting the right to purchase, for each share purchased, an additional share of Thermaltec common stock at a price of $1.00 per share. The warrants expire on January 31, 2001. At September 30, 1999 a total of 108,200 warrants had been exercised for an equal number of shares. The proceeds from the sale of these shares, net of registration fees, totaled $106,949. During the nine months ending June 30, 2000, a total of 1,000 warrants had been exercised for an equal number of shares. The registration fee was waived.

     During the year ended September 30, 1999, the Company issued 30,000 shares of common stock in lieu of cash repayment of a shareholder loan

     On May 31. 1999. the Company authorized the sale of 1,000,000 shares of common stock to be offered in private transactions of 1,000 Units, representing 1,000 shares per Unit. Each Unit consisted of 1,000 Common shares and 650 B Warrants and 500 C Warrants for the purchase of additional shares of the Company. Such offering was filed with the State of New York Department of Law. The Company utilized an exemption from the registration provisions under Regulation D Rule 504. as amended, and sold in those States which permit the offering to take place. The termination date of the offering was March 31, 2000. The exercise once of the Warrants is $1.50 per B Warrant share and $2.00 per C Warrant share, exercisable commencing one year from the date of the subscription agreement for the B Warrant and two years from the date of the subscription agreement for the C Warrant. The B Warrants will expire March 31, 2002 and the C Warrants will expire March 31, 2003. 999,000 shams were subscribed in the offering. There were 649,350 B Warrants and 499,500 C Warrants subscribed. On April 13, 2000, 999,000 shares were issued.

     On June 13, 2000, 250,000 shares were issued as payment for the purchase of High Velocity Technology, Inc.


11.  INCOME TAXES

     No provision for income taxes was recorded during the years ended September 30, 1999, 1998 and 1997, due to net losses being incurred. The Company does not anticipate having taxable income at September 30, 2000 and has not provided for a tax liability on an interim basis. At September 30, 1999, the Company had net operating loss carryforwards for tax purposes of approximately $ 1,800,000, which would expire in 2014.

     The Company's effective tax rate in 1997, 1998 and 1999 differs from the federal statutory rate as a result of a full valuation allowance being provided against gross deferred tax assets.

     Deferred tax assets consist of the following components at:

                                                          September 30:
                                                  1997        1998        1999
                                                  ----        ----        ----
     Net operating loss carryforwards           $252,200    $382,000    $760,900
     Less: valuation allowance                   252,200     382,000     760,900
                                                --------    --------    --------
         Total deferred                         $     --    $     --    $     --
                                                ========    ========    ========


     At September 30, 1999, 1998 and 1997 and at December 31, 1999, the Company provided a full valuation allowance against the gross deferred tax asset since, in management's judgment, it is more likely than not, such benefits will not be realized.

                 THERMALTEC INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997
             AND FOR THE NINE MONTHS ENDED JUNE 30, 2000 (UNAUDITED)

12.  GEOGRAPHIC INFORMATION

     The Company's revenues from external customers is derived from the following geographic markets:
                                                                    For the nine
                                            For the year ended      months ended
                                              September 30:            June 30:
                                          1997        1998     1999      2000
                                          ----        ----     ----      ----
United States
(excluding Puerto Rico)             $341,604    $ 91,560    $217,778    $134,257
Costa Rica                           100,660     179,367     191,209      76,794
Puerto Rico                             --         4,919        --          --
Dominican Republic                      --          --          --          --
                                    --------    --------    --------    --------
           Total                    $442,264    $275,846    $408,987    $211,051
                                    ========    ========    ========    ========

13.  SUBSEQUENT EVENTS/MERGERS AND ACQUISITIONS

     On December 11, 1998 the Company entered into an agreement with Solar Communication Group, Inc. (later renamed Camanco Communications, Inc.) of Millville, New Jersey. Under the terms of this agreement, the Company was to increase its number of authorized shares to 70,000,000. The Company would then acquire all of the outstanding shares of Camanco in exchange for 59,500,000 of its shares, with the current shareholders of the Company retaining their existing shares in the Company. The current owners of Camanco would then become the majority shareholders of the Company; this is a process that is sometimes referred to as a "reverse merger". The consummation of the merger was subject to a number of conditions, including the completion of customary due diligence, the receipt of all necessary governmental, regulatory, shareholder and third party approvals as well as the registration of the shares of the Company's common stock to be issued in conjunction with the merger with the SEC and with all appropriate state regulatory authorities.

     On December 13, 1999 Camanco exercised its option under the agreement to terminate the process.


     On January 31, 2000, the Company signed a letter of intent to acquire the assets of Edge Management Inc. Edge Management is a privately-held firm in the Professional Employers Organization industry; it has current annual revenues of $43 million. Upon completion of the due diligence process, the Company chose to withdraw from further negotiations with Edge Management Inc.

     On January 31, 2000, the Company signed a letter of intent to acquire one million shares, representing 10% of the outstanding shares of i/X/
     Partners, Ltd. I/X/ based in Salem, NH, is active in the field of information technology, with a special emphasis on developing and enhancing real-time data processing systems by means of the Internet. The acquisition will be effected by the exchange of 200,000 shares of Thermaltec common stock. The completion of the acquisition is subject to the usual due diligence process. As of June 30, 2000, the due diligence process was ongoing.

     On February 4, 2000, the Company signed a letter of intent to acquire the assets of High Velocity Technology Inc., a privately held company in the thermal spray industry. The acquisition was consummated on May 19, 2000 by the exchange of 250,000 shares of Thermaltec common stock and $100,000 in cash for all of the assets of High Velocity.

     On February 14, 2000, the Company signed a letter of intent to acquire the assets of Viaplex Communications, Inc. an Information Technology professional services company with specialized expertise in the design, implementation and support of enterprise multi-service networks and applications. Upon completion of the due diligence process, the Company chose to withdraw from further negotiations with Viaplex.

            [LETTERHEAD OF CAPRARO, CENTOFRANCHI, KRAMER & CO. P.C.]

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors of
High Velocity Technologies, Inc.

We have audited the accompanying balance sheets of High Velocity Technologies, Inc. as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of High Velocity Technologies, Inc. as of December 31, 1999 and 1998, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.



                   /s/ Capraro, Centofranchi, Kramer and Co., P.C. Capraro, Centofranchi, Kramer and Co., P.C.

South Huntington, New York
August 16, 2000

                         HIGH VELOCITY TECHNOLOGIES, INC
                                 BALANCE SHEETS
                                  DECEMBER 31,




                                     ASSETS


                                                            1999       1998
                                                          --------   --------
CURRENT ASSETS
   Cash                                                   $ 16,553   $ 54,839
   Marketable securities                                      --       20,125
   Accounts receivable                                      42,320     62,872
   Inventories                                             110,626    202,538
                                                          --------   --------


         Total Current Assets                              169,499    340,374
                                                          --------   --------


PROPERTY AND EQUIPMENT, at cost, less accumulated
   depreciation and amortization of $88,969 and $71,602
   for 1999 and 1998, respectively                          84,183    126,619
                                                          --------   --------


OTHER ASSETS
   Due from Officer                                           --       16,992
   Other assets                                              2,250      2,250
                                                          --------   --------


         Total Other Assets                                  2,250     19,242
                                                          --------   --------



                    TOTAL ASSETS                          $255,932   $486,235
                                                          ========   ========




                 See accompanying notes to financial statements.

                         HIGH VELOCITY TECHNOLOGIES, INC
                                 BALANCE SHEETS
                                  DECEMBER 31,


                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                          1999           1998
                                                        ---------      ---------
CURRENT LIABILITIES
   Current portion of long-term debt                    $  26,931      $  32,440
   Notes payable                                           30,000
   Accounts payable and accrued expenses                  190,310        148,145
   Taxes payable                                            1,530         13,167
   Customer deposits                                         --           75,000
                                                        ---------      ---------
         Total Current Liabilities                        248,771        268,752

OTHER LIABILITIES
   Due to Officer                                          30,696           --
   Long-term debt, net of current portion                  74,186         83,938
                                                        ---------      ---------
         Total Liabilities                                353,653        352,690
                                                        ---------      ---------


COMMITMENTS AND CONTINGENCIES


STOCKHOLDERS' EQUITY
   Common stock, no par value,
    1,000,000 shares authorized
     510,000 and 1,000,000 shares
     issued and outstanding                                54,152        122,010
   Retained earnings (deficit)                           (151,873)        11,535
                                                        ---------      ---------

         Total Stockholders' Equity (Deficit)             (97,721)       133,545
                                                        ---------      ---------

                   TOTAL LIABILITIES AND
                          STOCKHOLDERS' EQUITY          $ 255,932      $ 486,235
                                                        =========      =========



                 See accompanying notes to financial statements.

                        HIGH VELOCITY TECHNOLOGIES, INC.
                            STATEMENTS OF OPERATIONS
                        FOR THE YEARS ENDED DECEMBER 31,


                                                         1999           1998
                                                     -----------    -----------
Sales, net                                           $   538,070    $ 1,149,418

Cost of goods sold                                       501,658        722,500
                                                     -----------    -----------
      Gross profit                                        36,412        426,918

Selling, general and administrative expenses             382,367        372,766
                                                     -----------    -----------
     Income (loss) before other income(expense)         (345,955)        54,152
                                                     -----------    -----------


Other income (expenses):

  Interest expense                                       (14,935)        (8,506)
  Unrealized gain on investments in marketable
    securities                                              --            9,625
  Interest income                                            874            614
  Gain on sale of technology                              70,000
  Gain on sale of assets                                   2,025
  Gain on exchange of marketable securities
     for treasury stock                                   12,875
                                                     -----------    -----------
          Total other income (expenses)                  170,839          1,733
                                                     -----------    -----------


      Income (loss) before income taxes (benefit)       (175,116)        55,885

Income taxes (benefit)                                   (11,708)        11,708
                                                     -----------    -----------
         Net Income (loss)                           $  (163,408)   $    44,177
                                                     ===========    ===========




                 See accompanying notes to financial statements.

                        HIGH VELOCITY TECHNOLOGIES, INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                           Number of                   Retained
                                                            Common        Common       Earnings
                                                            Shares         Stock       (Deficit)       Total
                                                          ----------    ----------    ----------    ----------
Balance - December 31, 1997                                  510,000    $       10    $  (32,642)   $  (32,632)

       Issuance of common stock                              490,000       122,000                     122,000

       Net Income for the year ended December 31, 1998                                    44,177        44,177
                                                          ----------    ----------    ----------    ----------


         Balance - December 31, 1998                       1,000,000    $  122,010    $   11,535    $  133,545


        Purchase and retirement of treasury stock           (490,000)      (67,858)                    (67,858)

        Net (loss) for the year ended December 31, 1999                                 (163,408)     (163,408)
                                                          ----------    ----------    ----------    ----------


Balance - December 31, 1999                                  510,000    $   54,152    $ (151,873)   $  (97,721)
                                                          ==========    ==========    ==========    ==========










                 See accompanying notes to financial statements.

                        HIGH VELOCITY TECHNOLOGIES, INC.
                            STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,




                                                                  1999         1998
                                                               ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                            (163,408)      44,177
Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
     Depreciation and amortization                                26,571       41,319
     Unrealized gain on marketable securities                       --         (9,625)
     Realized gain on disposal of property and equipment          (2,025)        --
     Realized gain on marketable securities                     (112,875)        --
     Gain on sale of technology                                  (70,000)        --

   Changes in assets and liabilities (Increase) Decrease in:
     Accounts receivable                                          20,552       35,758
     Inventories                                                  91,912     (118,242)
     Marketable securities                                       133,000      (10,500)
     Other assets                                                   --            691
   Increase (Decrease) in:
     Accounts payable and accrued expenses                        42,165      (60,671)
     Customer deposits                                           (37,500)      25,350
     Taxes payable                                               (11,636)      13,166
                                                               ---------    ---------

   Net cash provided (used) by operating activities              (83,244)     (38,577)
                                                               ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES

   Proceeds from sale of technology                               70,000         --
   Payments made for property and equipment                       (8,402)     (84,672)
   Proceeds from sales of property and equipment                  26,292         --
                                                               ---------    ---------

   Net cash provided (used) by investing activities               87,890      (84,672)
                                                               ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from issuance of common stock                           --        122,000
   Proceeds from notes payable                                    30,000         --
Advances from (repayments to) officer                             47,688       (9,238)
   Loan advances (repayments), net                               (52,762)      55,790
   Acquisition of treasury stock                                 (67,858)        --
                                                               ---------    ---------

    Net cash provided (used) by financing activities             (42,932)     168,552
                                                               ---------    ---------

NET INCREASE (DECREASE) IN CASH                                  (38,286)      45,303

CASH AND CASH EQUIVALENTS - BEGINNING                             54,839        9,536
                                                               ---------    ---------

CASH AND CASH EQUIVALENTS - ENDING                             $  16,553    $  54,839
                                                               =========    =========







                 See accompanying notes to financial statements.

                        HIGH VELOCITY TECHNOLOGIES, INC.
                      NOTES TO AUDITED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     ORGANIZATION

     High Velocity Technologies, Inc. ("HVT" or the "Company") was incorporated in 1993 under the laws of the State of New Hampshire. HVT was organized for the purpose of engaging in the manufacture and sale of thermal spray coating equipment to customers in the United States and other countries.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include those relating to inventories and accounts receivable.

     REVENUE RECOGNITION

     Revenue from customer orders is recognized on the accrual basis of accounting when units manufactured, or their components, are completed and shipped.

     CASH AND CASH EQUIVALENTS

     For purposes of the statement of cash flows, the Company includes cash on deposit, money market funds and amounts held by brokers in cash accounts to be cash equivalents.

     ACCOUNTS RECEIVABLE

     Accounts receivable have been adjusted for all known uncollectible sales and an allowance for doubtful accounts has not been provided, as the amount is not considered material.

     INVESTMENTS

     The Company adopted Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company has classified all investment securities as trading securities which are measured at fair value in the financial statements with unrealized gains and losses included in earnings.

     INVENTORY

     Inventory consists of raw materials, work-in-progress, finished goods and used equipment. Raw materials and used equipment are valued at the lower of cost (first-in, first-out) or market. Work-in-progress and finished goods are valued using a process costing analysis that includes capitalized labor and overhead where appropriate.


     PROPERTY, EQUIPMENT AND DEPRECIATION

     Property and equipment is stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided by both straight-line and accelerated methods over the estimated useful lives of the assets.

     INTANGIBLE ASSETS

     Organization costs are being amortized on a straight-line basis over sixty months.






                 See accompanying notes to financial statements.

                        HIGH VELOCITY TECHNOLOGIES, INC.
                      NOTES TO AUDITED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998





     INCOME TAXES

     The Company adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes". The Company provides for Federal and state income taxes if and when taxable income, after utilizing available carryforward losses, exceeds certain levels.



2.   SUPPLEMENTAL CASH FLOW INFORMATION

                                                       1999          1998
                                                   ------------   ----------
Cash paid for:
         Interest                                     14,935         8,506
         Income taxes                                   --            --


     Additionally, the Company had non-cash financing activities during the year ended December 31, 1999 of $37,500 resulting from the conversion of a customer advance balance to long-term debt.


3.   MARKETABLE SECURITES

     At December 31, 1998, marketable securities represented one position in a trading account, including an unrealized gain of $9,625, which was included in earnings for the year then ended. The investment was disposed of in 1999.


4.   PROPERTY AND EQUIPMENT

     Major classes of property and equipment consist of the following:

                                                            Estimated useful             December 31,
                                                              life - years            1999           1998
                                                            ----------------       ---------      ----------
     Machinery, equipment and furniture                         5-10               $ 137,526      $ 162,595
     Leasehold improvements                                     5-31.5                19,024         19,024
           Other                                                Various               16,602         16,602
                                                                                   ---------      ---------

                                                                                     173,152        198,221
     Less: accumulated depreciation and amortization                                 (88,969)       (71,602)
                                                                                   ---------      ---------

     Net property and equipment                                                    $  84,183      $ 126,619
                                                                                   =========      =========

     Depreciation and amortization expense was $ 26,571 and $ 41,319 for the years ended December 31, 1999 and 1998, respectively.

5.   NOTES PAYABLE

     The Company has three $10,000 notes with individuals. One note was due on August 4, 1999 and the other two were due on October 19, 1999. All three notes accrue interest at 12% per annum. As of December 31, 1999, all three notes were in default of payment and have been classified as current liabilities. The $10,000 note due August 4, 1999 was subsequently paid, including accrued interest, in the first quarter of 2000.





                 See accompanying notes to financial statements.

                        HIGH VELOCITY TECHNOLOGIES, INC.
                      NOTES TO AUDITED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998





6.   LONG-TERM DEBT

                                                                         1999         1998
                                                                       ---------    ---------
     Various term loans expiring March, 2000
     through November, 2005.  The loans provide for monthly payments of principal and annual interest with rates ranging from 8-9%
     The loans are secured by substantially all assets
     of the Company                                                    $ 101,117    $ 116,378

              Less current maturities                                    (26,931)     (32,440)
                                                                       ---------    ---------

                       Long-term debt                                  $  74,186    $  83,938
                                                                       =========    =========


     As of December 31, 1999, annual maturities of long-term debt for the next five years and thereafter are as follows:

                         December 31,
                         ------------
                            2000                               $  26,931
                            2001                                  24,363
                            2002                                  25,340
                            2003                                   7,805
                            2004                                   8,537
                           Thereafter                              8,141
                                                               ---------

                                 Total                         $ 101,117
                                                               =========



7.   SALES TO MAJOR CUSTOMERS

     During 1999, four customers, collectively, accounted for approximately 69% of the Company's sales, each of which were in excess of 10% of the Company's sales. During 1998, two customer s accounted for approximately 24% and 10% of the Company's sales. In addition, as of December 31, 1999 and 1998, four customers accounted for approximately 86% and 81%, of the accounts receivable balance, respectively.


8.   COMMITMENTS AND CONTINGENCIES

     LEASES

     HVT is obligated for its New Hampshire office and manufacturing facility under the terms of a non-cancelable lease that expires in September, 2001. Monthly rental payments are approximately 3,450 plus a 5% annual escalation and monthly charges for utilities. The total minimum monthly payments through the end of the lease term are approximately $76,500.

     The following is a schedule by year of future minimum lease obligations under all noncancellable operating leases:

                  For the year ending December 31,

                                                  2000             $  42,911
                                                  2001                33,656
                                                                     -------
                                                                   $  76,567

     Total rental expense under this non-cancelable lease was $49,381 and $43,458 for the years ended December 31, 1999 and 1998, respectively.




                 See accompanying notes to financial statements.

                        HIGH VELOCITY TECHNOLOGIES, INC.
                      NOTES TO AUDITED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998





9.   COMMON STOCK / STOCK SPLIT

     In 1998, the Company issued 49 shares of common stock, which represented a 49% interest in HVT, to an individual for $122,000. During April, 1999, the Company approved and effected a 10,000 for 1 stock split. In June, 1999, the Company acquired the 490,000 post-split common shares in exchange for its investment in tradable securities plus related common stock warrants. The acquired shares where immediately retired to treasury as authorized and unissued. (See also SUBSEQUENT EVENTS, Sale of Business)

10.  INCOME TAXES

     A credit provision for income taxes was recorded for the year ended December 31, 1999 to the extent of prior year accrual for federal and state income taxes. At December 31, 1999, the Company had a net operating loss carryforward for income tax purposes of approximately $163,000, which would expire in 2015.

     Income tax expense for the year ended December 31,1998 was $11,708.

     The Company's effective tax rate for 1999 differs from the federal statutory rate as a result of a valuation allowance being provided against the gross deferred tax asset.

     Deferred tax asset consisted of the following components at December 31, 1999:


                                                                         1999
                                                                       --------

     Net operating loss carryforwards                                  $ 65,000
              Less: valuation allowance                                 (65,000)
                                                                       --------

       Total deferred tax asset                                        $   --
                                                                       ========


     At December 31, 1999, the Company provided a full valuation allowance against the gross deferred tax asset since, in management's opinion, it is more likely than not, such benefits may not be realized during the carryforward period.


11.  SUBSEQUENT EVENT

     In May, 2000, the remaining shareholder of the Company agreed to sell 100% of his interest in HVT for cash plus common stock of the acquiring company.


12.  GOING CONCERN

     These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The accompanying financial statements show that current liabilities exceed current assets by approximately $79,000 and that total liabilities exceed total assets by approximately $98,000.

     The Company has received a formal financing arrangement with its new Parent Company for up to $170,000 of funding to cover the payment of existing short-term notes and outstanding trade payables. Through June 30, 2000, the Company has received advances of approximately $127,000 against such financing arrangement. Based on this fact, Management believes that there is sufficient reason for the Company to be considered as a going concern.









                 See accompanying notes to financial statements.

                          Unaudited Condensed Pro-Forma
                           Consolidated Balance Sheet
                            As of September 30, 1999


                                                                   Historical                         Pro-Forma
                                                        -------------------------------      -----------------------------
                                                          Thermaltec      High Velocity
                                                        International      Technology
                                                            Corp.             Inc.           Adjustments      Consolidated
                                                        -------------     -------------      -----------      ------------
Current Assets                                             $311,997          $169,499             ($204)         $481,292

Other Assets                                                149,340            86,433                 0           235,773
                                                          ---------         ---------         ---------         ---------

TOTAL ASSETS                                               $461,337          $255,932             ($204)         $717,065
                                                          =========         =========         =========         =========

Current Liabilities                                         665,276           248,771                 0           914,047

Other Liabilities                                            44,290           104,882                 0           149,172

Stockholders' Equity(Deficit)                              (248,229)          (97,721)             (204)         (346,154)
                                                          ---------         ---------         ---------         ---------

TOTAL LIABILITIES & STOCKHOLDERS'
        EQUITY(DEFICIT)                                    $461,337          $255,932             ($204)         $717,065
                                                          =========         =========         =========         =========

                          Unaudited Condensed Pro-Forma
                      Consolidated Statement of Operations
                     For the Year Ending September 30, 1999


                                                                   Historical                         Pro-Forma
                                                          ------------------------------     --------------------------------
                                                           Thermaltec      High Velocity
                                                          International       Technology
                                                              Corp.              Inc.           Adjustments        Consolidated
                                                          -----------        -----------        -----------        -----------
Net Sales                                                    $408,987           $538,070              ($405)          $946,652
Cost of Goods Sold                                            316,257            501,658               (201)           817,714
                                                          -----------        -----------        -----------        -----------
     Gross Profit                                              92,730             36,412               (204)           128,938

Selling,General & Administrative Expense                    1,051,334            382,367                  0          1,433,701
                                                          -----------        -----------        -----------        -----------

     Income (loss) Before Other Income(loss)                 (958,604)          (345,955)              (204)        (1,304,763)
                                                          -----------        -----------        -----------        -----------

Other Income(loss)                                             (1,330)           182,547                  0            181,217
                                                          -----------        -----------        -----------        -----------

     Net Income (loss)                                      ($959,934)         ($163,408)             ($204)       ($1,123,546)
                                                          ===========        ===========        ===========        ===========

                          Unaudited Condensed Pro-Forma
                           Consolidated Balance Sheet
                               As of June 30, 2000

                                                        Historical                          Pro-Forma
                                             ---------------------------------- ----------------------------------
                                                Thermaltec      High Velocity
                                              International      Technology
                                                 Corp.            Inc. (1)        Adjustments      Consolidated
                                             ---------------  ----------------- ---------------- -----------------
Current Assets                                     $685,402                                             $685,402

Other Assets                                        651,993                                              651,993

TOTAL ASSETS                                      1,337,395           0                0               1,337,395

Current Liabilities                                 727,802                                              727,802

Other Liabilities                                   107,390                                              107,390

Stockholders' Equity(Deficit)                       502,203                                              502,203

TOTAL LIABILITIES & STOCKHOLDERS'
        EQUITY(DEFICIT)                          $1,337,395          $0               $0              $1,337,395

(1) All Balance Sheet amounts for High Velocity Technology, Inc. are included in the consolidated historical balances for Thermaltec International Corp., from the May 19, 2000 date of acquisition forward.

                          Unaudited Condensed Pro-Forma
                      Consolidated Statement of Operations
                 For the Nine-month Period Ending June 30, 2000


                                                                 Historical                         Pro-Forma
                                                       ---------------------------------- ---------------------------------
                                                         Thermaltec      High Velocity
                                                       International       Technology
                                                          Corp.(1)          Inc.(2)         Adjustments       Consolidated
                                                       -------------      ------------      -----------       ------------
Net Sales                                                 $211,051           $280,563                             $491,614
Cost of Goods Sold                                         209,250            171,805                              381,055
                                                       -----------        -----------        -----------       -----------
      Gross Profit                                           1,801            108,758                  0           110,559

Selling,General & Administrative Expense                 1,114,097            161,759                            1,275,856
                                                       -----------        -----------        -----------       -----------

      Income (loss) Before Other Income(loss)           (1,112,296)           (53,001)                 0        (1,165,297)

Other Income(loss)                                           9,244             18,700                               27,944
                                                       -----------        -----------        -----------       -----------

      Net Income (loss)                                ($1,103,052)          ($34,301)                $0       ($1,137,353)
                                                       ===========        ===========        ===========       ===========


(1) Includes operating results of High Velocity Technology, Inc.after May 19, 2000.

(2) Operating results of High Velocity Technology Inc. from January 1, 2000 through May 19, 2000.

         UNAUDITED PRO-FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro-forma condensed consolidated financial statements give effect to the merger of High Velocity Technology Inc. into Thermaltec International Corp., which occurred on May 19, 2000.The pro-forma financial statements are presented for illustrative purposes only, and therefore are not necessarily indicative of the operating results and financial positions that might have been achieved had the transaction occurred as of an earlier date, nor are they necessarily indicative of operating results and financial positions which may occur in the future.

     The condensed historical statements of operations for the periods presented are derived from the historical financial statements of High Velocity Technology Inc. and Thermaltec International Corp. and should be read in conjunction with their financial statements, which are included elsewhere herein. The historical financial statements have been prepared in accordance with generally accepted accounting principles and, in the opinion of the respective managements of High Velocity Technology Inc. and Thermaltec International Corp., include all adjustments necessary for a fair presentation of financial information for such periods.

     A pro-forma condensed balance sheet is provided as of September 30, 1999, giving effect to the transaction as if it had been consummated on that date. For the sake of illustration, the balance sheet for Thermaltec International Corp. as of that date has been combined with that of High Velocity Technology Inc. as of December 31, 1999. In each case, these dates represent the closing date of each firm's most recent fiscal year. The pro-forma balance sheet for the consolidated group for the interim date of June 30, 2000 contains only the consolidated accounts of Thermaltec International Corp., since those accounts already include those of High Velocity Technology Inc., which was a wholly-owned subsidiary of Thermaltec International Corp. as of that date.

     A pro-forma condensed consolidated statement of operations is provided for the year ended September 30, 1999, giving effect to the transaction as if it had been consummated on that date. For the sake of illustration, the statement of operations of Thermaltec International Corp. for the year ended that date has been combined with that of High Velocity Technology Inc. for the year ended December 31, 1999. In each case, these dates represent the closing date of each firm's most recent fiscal year. The pro-forma statement of operations for the consolidated group for the interim period ended June 30, 2000 contains the nine-month fiscal year-to-date results of Thermaltec International Corp., including the results of operations of High Velocity Technology Inc. for the one month of operations since the merger;in addition, and for illustrative purposes, the results of operations of High Velocity Technology Inc. for the five-month period from January 1, 2000 through May 19, 2000 are separately presented in the pro-forma statement.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                   (Registrant)         THERMALTEC INTERNATIONAL, CORP.
                                        -------------------------------

Date                                By /s/ Andrew Mazzone
     -------------------               ----------------------------------------
                                           Andrew Mazzone, President and
                                           Chairman of the Board of Directors
                                           Principal Financial Officer
                                           Principal Accounting Officer

                               ITEM 27 - EXHIBITS
                                Index to Exhibits

--------------------------------------------------------------------------------
      EXHIBITS
    SEC REFERENCE          TITLE OF DOCUMENT                  LOCATION
       NUMBER
--------------------------------------------------------------------------------
         3.1               Articles of Incorporation          Previously filed
--------------------------------------------------------------------------------
         3.2               Amendment to Articles of           Previously filed
                             Incorporation
--------------------------------------------------------------------------------
         3.3               Additional Amendment to            This Filing Page
                           Articles of Incorporation
--------------------------------------------------------------------------------
         3.4               Bylaws                             Previously filed
--------------------------------------------------------------------------------
         10.1              Lease Agreement on the premises    Previously filed
                           Babylon, NY
--------------------------------------------------------------------------------
         10.2              Lease Agreement on the premises    Previously filed
                           Costa Rica
--------------------------------------------------------------------------------
         10.3              Letters of Intent                  Previously filed
--------------------------------------------------------------------------------
         10.4              New York State Thruway             This Filing Page
                           Authority Thermal Spraying
                           Specification
--------------------------------------------------------------------------------
         10.5              Dividend Letter Panama Industries  This Filing Page
--------------------------------------------------------------------------------
         11.1              Statement re: Computation          Previously filed
                           of per share earnings
--------------------------------------------------------------------------------
         27.1              Financial Data Schedule            Previously filed